UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 30, 2014
COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Corporate Management

Board of Directors

        In office until the approval of the financial statements as of and for the year ending December 31, 2014.

Chairman	Leonardo Del Vecchio
Deputy Chairman	Luigi Francavilla
Chief Executive Officer	Andrea Guerra
Directors	Roger Abravanel*
Mario Cattaneo*
Enrico Cavatorta**
Claudio Costamagna*
Claudio Del Vecchio
Elisabetta Magistretti*
Marco Mangiagalli*
Anna Puccio*
Marco Reboa* (Lead Independent Director)

*
Independent director
**
General Manager—Central Corporate Functions

Human Resources Committee	Claudio Costamagna (Chairman)
Roger Abravanel
Anna Puccio
Control and Risk Committee	Mario Cattaneo (Chairman)
Elisabetta Magistretti
Marco Mangiagalli
Marco Reboa

Board of Statutory Auditors

        In office until the approval of the financial statements as of and for the year ending December 31, 2014

Regular Auditors	Francesco Vella (Chairman)
Alberto Giussani
Barbara Tadolini
Alternate Auditors	Giorgio Silva
Fabrizio Riccardo di Giusto
Officer Responsible for Preparing the Company's Financial Reports	Enrico Cavatorta
Auditing Firm	PricewaterhouseCoopers SpA

        Until approval of the financial statements as of and for the year ending December 31, 2020.

Luxottica Group S.p.A.
Headquarters and registered office • Via C. Cantù 2, 20123 Milan, Italy
 Capital Stock € 28,831,981.08
authorized and issued

ITEM 1. MANAGEMENT REPORT ON THE INTERIM
FINANCIAL RESULTS AS OF JUNE 30, 2014
(UNAUDITED)

        The following should be read in connection with the disclosure contained in the consolidated financial statements as of December 31, 2013, which includes a discussion of risks and uncertainties that can influence the Group's operational results or financial position. During the first six months of 2014, there were no changes to the risks reported as of December 31, 2013.

1.     OPERATING PERFORMANCE FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2014

        The Group's growth in the second quarter and in the first half of 2014 was significantly affected by the weakening of certain currencies in which it operates. At constant exchange rates(1), the Group delivered solid growth in the main markets in which it conducts business.

        In the first half of 2014 net sales increased to Euro 3,902.3 million from Euro 3,881.7 million (+0.5 percent at current exchange rates and +5.6 percent at constant exchange rates(1)). In the second quarter of 2014 net sales increased to Euro 2,060.0 million from Euro 2,017.6 million in the same period of 2013 (+2.1 percent at current exchange rates and +7.0 percent at constant exchange rates(1)).

        Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA")(2) in the first six months of 2014 increased by 3.5 percent to Euro 848.0 million from Euro 819.1 million in the same period of 2013. EBITDA in the first half of 2014 increased by 2.4 percent as compared to Adjusted EBITDA(2) of Euro 828.1 million in the same period of 2013.

        EBITDA(2) in the second quarter of 2014 increased by 7.6 percent to Euro 488.2 million from Euro 453.7 million in the same period of 2013. EBITDA in the second quarter of 2014 increased by 5.5 percent as compared to Adjusted EBITDA(2) of Euro 462.7 million in the same period of 2013.

        Operating income for the first half of 2014 increased by 4.7 percent to Euro 666.3 million from Euro 636.5 million during the same period of the previous year. The Group's operating margin(3) in the first six months of 2014 was 17.1 percent as compared to 16.4 percent in the same period of last year. Operating income for the first half of 2014 increased by 3.2 percent as compared to adjusted operating income(4) of Euro 645.5 million in the same period of last year. The Group's operating margin(3) in the first six months of 2014 was 17.1 percent as compared to an adjusted operating margin(3) of 16.6 percent in the same period of last year.

        Operating income for the second quarter of 2014 increased by 9.5 percent to Euro 396.1 million from Euro 361.7 million during the same period of the previous year. The Group's operating margin(3) in the second quarter of 2014 was 19.2 percent as compared to 17.9 percent in the same period of last year. Operating income for the second quarter of 2014 increased by 6.9 percent as compared to adjusted operating

(1)
We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the three-month and six-month periods ended June 30, 2013. Please refer to Attachment 1 for further details on exchange rates.
(2)
For a further discussion of EBITDA and adjusted EBITDA, see page 18 "Non-IFRS Measures."
(3)
For a further discussion of operating margin and adjusted operating margin, see page 18 "Non-IFRS Measures."
(4)
For a further discussion of adjusted operating income, see page 18 "Non-IFRS Measures."

income(4) of Euro 370.7 million in the same period of last year. The Group's operating margin(3) in the second quarter of 2014 was 19.2 percent as compared to an adjusted operating margin(3) of 18.4 percent in the same period of last year.

        In the first six months of 2014, net income attributable to Luxottica Stockholders increased by 5.8 percent to Euro 392.5 million from Euro 371.2 million in the same period of 2013. In the first six months of 2014 net income attributable to Luxottica Stockholders increased by 4.1 percent as compared to adjusted net income attributable to Luxottica Stockholders(5) of Euro 377.1 million in the same period of 2013. Earnings per share ("EPS") was Euro 0.83 and EPS expressed in USD was 1.13 (at an average rate of Euro/USD of 1.3703).

        In the second quarter of 2014, net income attributable to Luxottica Stockholders increased by 11.0 percent to Euro 235.2 million from Euro 212.0 million in the same period of 2013. In the second quarter of 2014 net income attributable to Luxottica Stockholders increased by 8.0 percent as compared to adjusted net income attributable to Luxottica Stockholders(5) of Euro 217.9 million in the same period of 2013. EPS was Euro 0.49 and EPS expressed in USD was 0.68 (at an average rate of Euro/USD of 1.3711).

        By carefully controlling working capital, the Group generated positive free cash flow(6) in the first six months of 2014 equal to Euro 381 million, of which Euro 321 million was generated in the second quarter of 2014. After paying dividends of Euro 308 million net debt(7) as of June 30, 2014 was Euro 1,429 million (Euro 1,461 million at the end of 2013), with a ratio of net debt to adjusted EBITDA(7) of 1.0x (1.0x as of December 31, 2013).

2.     SIGNIFICANT EVENTS DURING THE SIX MONTHS ENDED JUNE 30, 2014

January

        Luxottica Group S.p.A. announced that Standard & Poor's raised its long-term credit rating to A- from BBB+. The outlook is stable. Standard & Poor's disclosed that Luxottica improved its credit metrics since its long-term rating outlook was increased to positive on March 27, 2013.

        On January 31, 2014, the Group closed the acquisition of glasses.com from WellPoint Inc. The transaction was previously announced on January 7, 2014.

March

        On March 24, 2014, the Group and Google Inc. announced they are joining forces to design, develop and distribute a new breed of eyewear for Glass products. Luxottica's two major proprietary brands, Ray-Ban and Oakley, will be a part of the collaboration for Glass. In particular, the two companies will establish a team of experts devoted to working on the design, development, tooling and engineering of Glass products that straddle the line between high-fashion, lifestyle and innovative technology.

April

        On April 15, 2014, Luxottica Group and Michael Kors Holdings Limited announced they signed a new and exclusive eyewear license agreement for the Michael Kors Collection and MICHAEL Michael Kors eyewear with a term of 10 years. The first collection produced with Luxottica will launch in January 2015. The brand's two luxury eyewear collections will be carried around the world in Michael Kors stores, department stores, select travel retail locations, independent optical locations and Luxottica's retail stores.

        At the Stockholders' Meeting on April 29, 2014, Group's stockholders approved the Statutory Financial Statements as of December 31, 2013, as proposed by the Board of Directors and the distribution

(5)
For a further discussion of adjusted net income attributable to Luxottica Stockholders, see page 18 "Non-IFRS Measures."
(6)
For a further discussion of free cash flow, see page 18 "Non-IFRS Measures."
(7)
For a further discussion of net debt and net debt to adjusted EBITDA, see page 18 "Non-IFRS Measures."

of a cash dividend of Euro 0.65 per ordinary share. The aggregate dividend amount of Euro 308.3 million was fully paid in May 2014.

3.     FINANCIAL RESULTS

        We are a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales reaching Euro 7.3 billion in 2013, over 73,400 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 5 to the Condensed Consolidated Financial Report as of June 30, 2014 (unaudited) for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of proprietary and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, OPSM, Laubman & Pank, Oakley "O" Stores and Vaults, David Clulow, GMO and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through various acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated to an average exchange rate of Euro 1.00 = U.S. $1.3703 in the first six months of 2014 from Euro 1.00 = U.S. $1.3129 in the same period of 2013. Since the acquisition of OPSM, our results of operations have also been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan relative to other currencies in which we receive revenues could impact the demand of our products or our consolidated profitability. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. This discussion should be read in conjunction with the risk factor discussion in Section 8 of the Management Report included with the 2013 Consolidated Financial Statements.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013 (UNAUDITED)

In accordance with IFRS

	Six months ended June 30,

(Amounts in thousands of Euro)	2014	% of net sales	2013	% of net sales

Net sales	3,902,313	100.0%	3,881,728	100.0%
Cost of sales	1,349,814	34.6%	1,323,878	34.1%

Gross profit	2,552,499	65.4%	2,557,849	65.9%

Selling	1,120,103	28.7%	1,144,519	29.5%
Royalties	75,629	1.9%	76,333	2.0%
Advertising	248,794	6.4%	245,318	6.3%
General and administrative	441,627	11.3%	455,189	11.7%
Total operating expenses	1,886,153	48.3%	1,921,359	49.5%

Income from operations	666,346	17.1%	636,491	16.4%

Other income/(expense)
Interest income	5,840	0.1%	5,037	0.1%
Interest expense	(53,318)	(1.4)%	(52,839)	(1.4)%
Other—net	(353)	(0.0)%	(4,107)	(0.1)%

Income before provision for income taxes	618,514	15.8%	584,582	15.1%

Provision for income taxes	(222,667)	(5.7)%	(210,499)	(5.4)%

Net income	395,847	10.2%	374,081	9.6%

Attributable to
—Luxottica Group stockholders	392,541	10.1%	371,197	9.6%
—non-controlling interests	3,306	0.1%	2,885	0.0%

NET INCOME	395,847	10.2%	374,081	9.6%

        In order to provide the reader of this report with a meaningful comparison of the information included in the condensed consolidated financial statements as of June 30, 2014, certain prior year comparative information has been revised to conform to the current year presentation. The revision relates to the reclassification of the warehouse and shipping expenses of certain subsidiaries of the Company from general and administrative expenses to cost of sales. The Company has determined that the revision, totaling Euro 30.5 million, is immaterial to the previously reported financial statements.

        For the first six months of 2014, there are no adjustments that needed to be made to Income from operations, EBITDA or Net Income attributable to Luxottica Group Stockholders. In the first six months of 2013, the Group incurred non-recurring expenses of Euro 9.0 million (Euro 5.9 million net of the tax effect), related to the reorganization of Alain Mikli International.

Adjusted Measures(8)	2013	% of net sales

Adjusted income from operations	645,491	16.6%
Adjusted EBITDA	828,059	21.3%
Adjusted net income attributable to Luxottica Group stockholders	377,101	9.7%

(8)
For a further discussion of Adjusted Measures, see page 18 "Non-IFRS Measures."

        Net Sales.    Net sales increased by Euro 20.6 million, or 0.5 percent, to Euro 3,902.3 million in the first six months of 2014 from Euro 3,881.7 million in the same period of 2013. Net sales in the manufacturing and wholesale distribution segment in the first six months of 2014 as compared to the same period in 2013 increased by Euro 78.4 million, whereas net sales in the retail distribution segment decreased by Euro 57.8 million for the same period.

        Net sales for the retail distribution segment decreased by Euro 57.8 million, or 2.6 percent, to Euro 2,162.9 million in the first six months of 2014 from Euro 2,220.7 million in the same period in 2013. Although there was an overall decrease, the retail segment recorded a 3.3 percent improvement in comparable store sales(9). In particular, comparable store sales for the North American retail operations increased in the first six months of 2014 as compared to the same period of last year (+2.0 percent). During the same periods the Australian/New Zealand retail operations increased 4.0 percent. The effects from currency fluctuations between the Euro (which is our reporting currency) and other currencies in which we conduct business, in particular the weakening of the U.S. dollar and Australian dollar compared to the Euro, decreased net sales in the retail distribution segment by Euro 124.1 million during the period.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 78.4 million, or 4.7 percent, to Euro 1,739.4 million in the first six months of 2014 from Euro 1,661.0 million in the same period in 2013. This growth was mainly attributable to increased sales of most of our proprietary brands, in particular Ray-Ban and of certain licensed brands such as Armani. Almost all of the primary geographic markets in which the Group operates recorded an increase in net sales. These positive effects were partially offset by negative currency fluctuations, in particular the weakening of the U.S. Dollar and the Brazilian Real, which decreased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 74.4 million.

        In the first six months of 2014, net sales in the retail distribution segment accounted for approximately 55.4 percent of total net sales, as compared to approximately 57.2 percent of total net sales for the same period in 2013.

        In the first six months of 2014, net sales in our retail distribution segment in the United States and Canada comprised 77.8 percent of our total net sales in this segment as compared to 78.4 percent of our total net sales in the same period of 2013. In U.S. dollars, retail net sales in the United States and Canada slightly increased by 0.8 percent to USD 2,306.0 million in the first six months of 2014 from USD 2,286.8 million for the same period in 2013. During the first six months of 2014, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 22.2 percent of our total net sales in the retail distribution segment and increased by 0.3 percent to Euro 480.2 million in the first six months of 2014 from Euro 478.9 million, or 21.6 percent of our total net sales in the retail distribution segment for the same period in 2013.

        In the first six months of 2014, net sales to third parties in our manufacturing and wholesale distribution segment in Europe increased by Euro 42.5 million, or 5.8 percent, to Euro 778.2 million, comprising 44.7 percent of our total net sales in this segment, compared to Euro 735.7 million, or 44.3 percent of total net sales in the segment, for the same period in 2013. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were USD 597.3 million and comprised 25.1 percent of our total net sales in this segment for the first six months of 2014, compared to USD 555.7 million, or 25.5 percent of total net sales in the segment, for the same period of 2013. The increase in net sales in the United States and Canada was primarily due to a general increase in consumer demand. In the first six months of 2014, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world increased by Euro 23.3 million or 4.6 percent to Euro 525.3 million, comprising 30.2 percent of our total net sales in this segment,

(9)
Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

compared to Euro 502.1 million, or 30.2 percent of our net sales in this segment, in the same period of 2013.

        Cost of Sales.    Cost of sales increased by Euro 25.9 million, or 2.0 percent, to Euro 1,349.8 million in the first six months of 2014 from Euro 1,323.9 million in the same period of 2013. As a percentage of net sales, cost of sales increased to 34.6 percent in the first six months of 2014 as compared to 34.1 percent in the same period of 2013. In the first six months of 2014, the average number of frames produced daily in our facilities was approximately 293,000 as compared to approximately 305,100 in the same period of 2013.

        Gross Profit.    Our gross profit decreased by Euro 5.4 million, or 0.2 percent, to Euro 2,552.5 million in the first six months of 2014 from Euro 2,557.8 million for the same period of 2013. As a percentage of net sales, gross profit decreased to 65.4 percent in the first six months of 2014 as compared to 65.9 percent for the same period of 2013, due to the factors noted above.

        Operating Expenses.    Total operating expenses decreased by Euro 35.2 million, or 1.8 percent, to Euro 1,886.2 million in the first six months of 2014 from Euro 1,921.4 million in the same period of 2013. As a percentage of net sales, operating expenses decreased to 48.3 percent in the first six months of 2014, from 49.5 percent in the same period of 2013.

        Adjusted operating expenses(10) in the first six months of 2013, excluding non-recurring expenses related to the reorganization of Alain Mikli International amounting to approximately Euro 9.0 million, were Euro 1,912.4 million. As a percentage of net sales, adjusted operating expenses(10) were at 49.3 percent.

        Please find the reconciliation between adjusted operating expenses and operating expenses in the following table:

(Amounts in millions of Euro)	2014	2013

Operating expenses	1,886.2	1,921.4
> Adjustment for Alain Mikli reorganization	—	(9.0)

Adjusted operating expenses	1,886.2	1,912.4

        Selling and advertising expenses (including royalty expenses) decreased by Euro 21.6 million, or 1.5 percent, to Euro 1,444.5 million in the first six months of 2014 from Euro 1,466.2 million in the same period of 2013. Selling expenses decreased by Euro 24.4 million, or 2.1 percent which was primarily due to the weakening of the main currencies in which the group operates, in particular the U.S. dollar and the Australian dollar. Advertising expenses increased by Euro 3.5 million, or 1.4 percent. Royalties decreased by Euro 0.7 million, or 0.9 percent. As a percentage of net sales, selling and advertising expenses (including royalty expenses) were 37.0 percent in the first six months of 2014 and 37.8 percent in the same period of 2013.

        General and administrative expenses, including intangible asset amortization decreased by Euro 13.6 million, or 3.0 percent, to Euro 441.6 million in the first six months of 2014 as compared to Euro 455.2 million in the same period of 2013. The decrease is mainly due to non-recurring expenses of Euro 9.0 million incurred in the first six months of 2013 relating to the reorganization of Alain Mikli International. As a percentage of net sales, general and administrative expenses were 11.3 percent in the first six months of 2014 as compared to 11.7 percent in the same period of 2013.

        Adjusted general and administrative expenses(11), including intangible asset amortization and excluding, in the first six months of 2013, the non-recurring expenses related to the reorganization of Alain

(10)
For a further discussion of Adjusted operating expenses, see page 18 "Non-IFRS Measures."
(11)
For a further discussion of Adjusted general and administrative expenses, see page 18 "Non-IFRS Measures."

Mikli International amounting to Euro 9.0 million, totaled Euro 446.2 million. As a percentage of net sales, adjusted general and administrative expenses(11) were 11.5 percent in the first six months of 2013.

        Please find the reconciliation between adjusted general and administrative expenses(11) and general and administrative expenses in the following table:

(Amounts in millions of Euro)	2014	2013

General and administrative expense	441.6	455.2
> Adjustment for Alain Mikli reorganization	—	(9.0)

Adjusted general and administrative expense	441.6	446.2

        Income from Operations.    For the reasons described above, income from operations increased by Euro 29.9 million, or 4.7 percent, to Euro 666.3 million in the first six months of 2014 from Euro 636.5 million in the same period of 2013. As a percentage of net sales, income from operations increased to 17.1 percent in the first six months of 2014 as compared to 16.4 percent in the same period of 2013.

        Adjusted income from operations(12), excluding, in the first six months of 2013, the above mentioned non-recurring expenses related to the reorganization of Alain Mikli International for Euro 9.0 million, amounted to Euro 645.5 million. As a percentage of net sales, adjusted income from operations(12) was at 16.6 percent in the first six months of 2013.

        Please find the reconciliation between adjusted income from operations(12) and income from operations in the following table:

(Amounts in millions of Euro)	2014	2013

Income from operations	666.3	636.5
> Adjustment for Alain Mikli reorganization	—	9.0

Adjusted income from operations	666.3	645.5

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (47.8) million in the first six months of 2014 as compared to Euro (51.9) million in the same period of 2013. Net interest expense was Euro 47.5 million in the first six months of 2014 as compared to Euro 47.8 million in the same period of 2013.

        Net Income.    Income before taxes increased by Euro 33.9 million, or 5.8 percent, to Euro 618.5 million in the first six months of 2014 from Euro 584.6 million in the same period of 2013, for the reasons described above. As a percentage of net sales, income before taxes was 15.8 percent in the first six months of 2014 as compared to 15.1 percent in the same period of 2013.

        Adjusted income before taxes(13) amounted to Euro 593.6 million in the first six months of 2013. As a percentage of net sales, adjusted income before taxes(13) was 15.3 percent in the first six months of 2013.

(12)
For a further discussion of Adjusted income from operations, see page 18 "Non-IFRS Measures."
(13)
For a further discussion of Adjusted income before taxes, see page 18 "Non-IFRS Measures."

        Please find the reconciliation between adjusted income before taxes(13) and income before taxes in the following table:

(Amounts in millions of Euro)	2014	2013

Net Income before taxes	618.5	584.6
> Adjustment for Alain Mikli reorganization	—	9.0

Adjusted income before taxes	618.5	593.6

        Net income attributable to non-controlling interests in the first six months of 2014, increased to Euro 3.3 million from Euro 2.9 million in the first six months of 2013. The expected tax rate was 36.0 percent in the first six months of 2014 and 2013.

        Net income attributable to Luxottica Group stockholders increased by Euro 21.3 million, or 5.8 percent, to Euro 392.5 million in the first six months of 2014 from Euro 371.2 million in the same period of 2013. Net income attributable to Luxottica Group stockholders as a percentage of net sales was 10.1 percent in the first six months of 2014 and 9.6 percent in the same period of 2013.

        Adjusted net income attributable to Luxottica Group stockholders(14) for the six month period ended June 30, 2013 was Euro 377.1 million. As a percentage of net sales, adjusted net income attributable to Luxottica Group stockholders(14) 9.7 percent in the first six months of 2013.

        Please find the reconciliation between adjusted net income attributable to Luxottica Group stockholders(14) in the following table:

(Amounts in millions of Euro)	2014	2013

Net Income attributable to Luxottica Group stockholders	392.5	371.2
> Adjustment for Alain Mikli reorganization	—	5.9

Adjusted Net Income attributable to Luxottica Group stockholders	392.5	377.1

        Basic earnings per share were Euro 0.83 and 0.79 in the first six months of 2014 and 2013. Diluted earnings per share were Euro 0.82 and 0.78 in the first six months of 2014 and 2013.

        Adjusted basic and diluted earnings per share(15) were Euro 0.80 and Euro 0.79 in the first six months of 2013.

(14)
For a further discussion of Adjusted net income to Luxottica Group stockholders, see page 18 "Non-IFRS Measures."
(15)
For a further discussion of Adjusted earnings per share, see page 18 "Non-IFRS Measures."

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2014 AND 2013 (UNAUDITED)

In accordance with IFRS

	Three months ended June 30,

(Amounts in thousands of Euro)	2014	% of net sales	2013	% of net sales

Net sales	2,059,979	100.0%	2,017,608	100.0%
Cost of sales	685,672	33.3%	663,283	32.9%

Gross profit	1,374,307	66.7%	1,354,325	67.1%

Selling	572,435	27.8%	582,500	28.9%
Royalties	39,626	1.9%	40,163	2.0%
Advertising	140,290	6.8%	133,764	6.6%
General and administrative	225,823	11.0%	236,225	11.7%
Total operating expenses	978,175	47.5%	992,651	49.2%

Income from operations	396,132	19.2%	361,674	17.9%

Other income/(expense)
Interest income	3,009	0.1%	2,490	0.1%
Interest expense	(27,289)	(1.3)%	(26,284)	(1.3)%
Other—net	(1,698)	(0.1)%	(4,285)	(0.2)%

Income before provision for income taxes	370,154	18.0%	333,594	16.5%

Provision for income taxes	(133,285)	(6.5)%	(120,133)	(6.0)%

Net income	236,869	11.5%	213,461	10.6%

Attributable to
—Luxottica Group stockholders	235,214	11.4%	211,963	10.5%
—non-controlling interests	1,655	0.1%	1,498	0.1%

NET INCOME	236,869	11.5%	213,461	10.6%

        In order to provide the reader of this report with a meaningful comparison of the information included in the condensed consolidated financial statements as of June 30, 2014, certain prior year comparative information has been revised to conform to the current year presentation. The revision relates to the reclassification of the warehouse and shipping expenses of certain subsidiaries of the Company from general and administrative expenses to cost of sales. The Company has determined that the revision, totaling Euro 15.6 million, is immaterial to the previously reported financial statements.

        For the second quarter of 2014, there are no adjustments that needed to be made to Income from operations, EBITDA or Net income attributable to Luxottica Group Stockholders. In the three months ended June 30, 2013, the Group incurred non-recurring expenses of Euro 9.0 million (Euro 5.9 million net of the tax effect).

Adjusted Measures(16)	Three months ended June 30, 2013	% of net sales

Adjusted income from operations	370,674	18.4%
Adjusted EBITDA	462,713	22.9%
Adjusted net income attributable to Luxottica Group stockholders	217,867	10.8%

(16)
For a further discussion of Adjusted Measures, see page 18 "Non-IFRS Measures."

        Net Sales.    Net sales increased by Euro 42.4 million, or 2.1 percent, to Euro 2,060.0 million in the three months ended June 30, 2014 from Euro 2,017.6 million in the same period of 2013. The increase in the manufacturing and wholesale distribution segment in the three months ended June 30, 2014 of Euro 54.8 million compared to the same period in 2013 was partially offset by the decrease in net sales in the retail distribution segment of Euro 12.4 million for the same period.

        Net sales for the retail distribution segment decreased by Euro 12.4 million, or 1.1 percent, to Euro 1,125.2 million in the three months ended June 30, 2014 from Euro 1,137.6 million in the same period in 2013. Although there was an overall decrease, the retail segment recorded a 4.8 percent improvement in comparable store sales(17). In particular, we saw a 3.8 percent increase in comparable store sales(17) for the North American retail operations, and a 4.6 percent increase for the Australian/New Zealand retail operations. The effects from currency fluctuations between the Euro (which is our reporting currency) and other currencies in which we conduct business, in particular the weakening of the U.S. dollar and Australian dollar compared to the Euro, decreased net sales in the retail distribution segment by Euro 61.7 million during the period.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 54.8 million, or 6.2 percent, to Euro 934.8 million in the three months ended June 30, 2014 from Euro 880.0 million in the same period in 2013. This growth was mainly attributable to increased sales of most of our proprietary brands, in particular Ray-Ban and Oakley and of some licensed brands such as Prada. Almost all of the primary geographic markets in which the Group operates recorded an increase in net sales. These positive effects were partially offset by negative currency fluctuations, in particular the weakening of the U.S. dollar and other currencies including but not limited to the Japanese Yen and the Australian dollar, the effect of which was to decrease net sales to third parties in the manufacturing and wholesale distribution segment by Euro 36.2 million.

        In the three months ended June 30, 2014, net sales in the retail distribution segment accounted for approximately 54.6 percent of total net sales, as compared to approximately 56.4 percent of total net sales for the same period in 2013.

        In the three months ended June 30, 2014, net sales in our retail distribution segment in the United States and Canada comprised 77.8 percent of our total net sales in this segment as compared to 78.7 percent of our total net sales in the same period of 2013. In U.S. dollars, retail net sales in the United States and Canada increased by 2.6 percent to USD 1,199.9 million in the three months ended June 30, 2014 from USD 1,169.9 million for the same period in 2013. During the three months ended June 30, 2014, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 22.2 percent of our total net sales in the retail distribution segment and increased by 3.3 percent to Euro 250.0 million in the three months ended June 30, 2014 from Euro 241.9 million, or 21.3 percent of our total net sales in the retail distribution segment for the same period in 2013.

        In the three months ended June 30, 2014, net sales to third parties in our manufacturing and wholesale distribution segment in Europe increased by Euro 23.3 million to Euro 424.4 million, comprising 45.4 percent of our total net sales in this segment, compared to Euro 401.1 million of total net sales in the segment, for the same period in 2013. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were USD 311.4 million and comprised 24.3 percent of our total net sales in this segment for the three months ended June 30, 2014, compared to USD 285.5 million, or 24.8 percent of total net sales in the segment, for the same period of 2013. In the three months ended June 30, 2014, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world increased by Euro 22.9 million, or 8.8 percent, in the three months ended June 30, 2014 as compared to the same period of 2013, to Euro 283.2 million, comprising 30.3 percent of our total net sales in this segment, compared to Euro 260.3 million, or 29.6 percent of our net sales in this segment, in the same period of 2013.

(17)
Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

        Cost of Sales.    Cost of sales increased by Euro 22.4 million, or 3.4% percent, to Euro 685.7 million in the three months ended June 30, 2014 from Euro 663.3 million in the same period of 2013. As a percentage of net sales, cost of sales increased to 33.3 percent in the three months ended June 30, 2014 as compared to 32.9 percent in the same period of 2013. In the three months ended June 30, 2014, the average number of frames produced daily in our facilities decreased to approximately 295,000 as compared to approximately 307,100 in the same period of 2013.

        Gross Profit.    Our gross profit increased by Euro 20.0 million, or 1.5 percent, to Euro 1,374.3 million in the three months ended June 30, 2014 from Euro 1,354.3 million for the same period of 2013. As a percentage of net sales, gross profit decreased to 66.7 percent in the three months ended June 30, 2014 as compared to 67.1 percent for the same period of 2013, due to the factors noted above.

        Operating Expenses.    Total operating expenses decreased by Euro 14.5 million, or 1.5 percent, to Euro 978.2 million in the three months ended June 30, 2014 from Euro 992.7 million in the same period of 2013. As a percentage of net sales, operating expenses decreased to 47.5 percent in the three months ended June 30, 2014, from 49.2 percent in the same period of 2013.

        Adjusted operating expenses(18) in the three months ended June 30, 2013, excluding non-recurring expenses related to the reorganization of the Alain Mikli business amounting to approximately Euro 9.0 million, were Euro 983.7 million. As a percentage of net sales, adjusted operating expenses(18) equaled 48.8 percent.

        Please find the reconciliation between adjusted operating expenses(18) and operating expenses in the following table:

(Amounts in millions of Euro)	2014	2013

Operating expenses	978.2	992.7
> Adjustment for Alain Mikli reorganization	—	(9.0)

Adjusted operating expenses	978.2	983.7

        Selling and advertising expenses (including royalty expenses) decreased by Euro 4.1 million, or 0.5 percent, to Euro 752.4 million in the three months ended June 30, 2014 from Euro 756.4 million in the same period of 2013. Selling expenses decreased by Euro 10.1 million, or 1.7 percent. The decrease was primarily due to the weakening of the main currencies in which the group operates, in particular the U.S. dollar and the Australian dollar. Advertising expenses increased by Euro 6.5 million, or 4.9 percent. Royalties decreased by Euro 0.5 million, or 1.3 percent. As a percentage of net sales, selling and advertising expenses were 36.5 percent in the three months ended June 30, 2014 and 37.5 percent in the same period of 2013.

        General and administrative expenses, including intangible asset amortization decreased by Euro 10.4 million, or 4.4 percent, to Euro 225.8 million in the three months ended June 30, 2014 as compared to Euro 236.2 million in the same period of 2013. The decrease is primarily due to non-recurring expenses of Euro 9.0 million incurred in the first six months of 2013 relating to the reorganization of Alain Milki International. As a percentage of net sales, general and administrative expenses were 11.0 percent in the three months ended June 30, 2014 as compared to 11.7 percent in the same period of 2013.

(18)
For a further discussion of adjusted operating expenses, see page 18 "Non-IFRS Measures."

        Adjusted general and administrative expenses(19), including intangible asset amortization and excluding, in the three months ended June 30, 2013, non-recurring expenses related to the reorganization of the Alain Mikli business amounting to Euro 9.0 million, totaled Euro 227.2 million. As a percentage of net sales, adjusted general and administrative expenses(19) were 11.3 percent in the three months ended June 30, 2013.

        Please find the reconciliation between adjusted general and administrative expenses(19) and general and administrative expenses in the following table:

(Amounts in millions of Euro)	2014	2013

General and administrative expenses	225.8	236.2
> Adjustment for Alain Mikli reorganization	—	(9.0)

Adjusted general and administrative expenses	225.8	227.2

        Income from Operations.    For the reasons described above, income from operations increased by Euro 34.5 million, or 9.5 percent, to Euro 396.1 million in the three months ended June 30, 2014 from Euro 361.7 million in the same period of 2013. As a percentage of net sales, income from operations increased to 19.2 percent in the three months ended June 30, 2014 from 17.9 percent in the same period of 2013.

        Adjusted income from operations(20), excluding, in the three months ended June 30, 2013, non-recurring expenses related to the reorganization of the Alain Mikli business for Euro 9.0 million, amounted to Euro 370.7 million. As a percentage of net sales, adjusted income from operations(20) was at 18.4 percent in the three months ended June 30, 2013.

        Please find the reconciliation between adjusted income from operations(20) and income from operations in the following table:

(Amounts in millions of Euro)	2014	2013

Income from operations	396.1	361.7
> Adjustment for Alain Mikli reorganization	—	9.0

Adjusted income from operations	396.1	370.7

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (26.0) million in the three months ended June 30, 2014 as compared to Euro (28.1) million in the same period of 2013. Net interest expense was Euro 24.3 million in the three months ended June 30, 2014 as compared to Euro 23.8 million in the same period of 2013.

        Net Income.    Income before taxes increased by Euro 36.6 million, or 11.0 percent, to Euro 370.2 million in the three months ended June 30, 2014 from Euro 333.6 million in the same period of 2013, for the reasons described above. As a percentage of net sales, income before taxes increased to 18.0 percent in the three months ended June 30, 2014 from 16.5 percent in the same period of 2013. Adjusted income before taxes(21) excluding, in the three months ended June 30, 2013, expenses related to the reorganization of the Alain Mikli business for Euro 9.0 million, amounted to Euro 342.6 million in the three months ended June 30, 2013. As a percentage of net sales, adjusted income before taxes(21) was 17.0 percent in the three months ended June 30, 2013.

(19)
For a further discussion of adjusted general and administrative expenses, see page 18 "Non-IFRS Measures."

(20)
For a further discussion of adjusted income from operations, see page 18 "Non-IFRS Measures."

(21)
For a further discussion of adjusted income before taxes, see page 18 "Non-IFRS Measures."

        Please find the reconciliation between adjusted income before taxes(21) and income before taxes in the following table:

(Amounts in millions of Euro)	2014	2013

Income before provision for taxes	370.2	333.6
> Adjustment for Alain Mikli reorganization	—	9.0

Adjusted income before provision for taxes	370.2	342.6

        Net income attributable to non-controlling interests in the three months ended June 30, 2014, increased to Euro 1.7 million from Euro 1.5 million in the three months ended June 30, 2013.

        Net income attributable to Luxottica Group stockholders increased by Euro 23.3 million, or 11.0 percent, to Euro 235.2 million in the three months ended June 30, 2014 from Euro 212.0 million in the same period of 2013. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 11.4 percent in the three months ended June 30, 2014 from 10.5 percent in the same period of 2013. Adjusted net income attributable to Luxottica Group stockholders(22) excluding non-recurring expenses related to the reorganization of the Alain Mikli business for Euro 5.9 million, was Euro 217.9 million in the second quarter of 2013. As a percentage of net sales, adjusted net income attributable to Luxottica Group stockholders(22) equaled 10.8 percent in the three months ended June 30, 2013.

        Please find the reconciliation between adjusted net income attributable to Luxottica Group stockholders(22) in the following table:

(Amounts in millions of Euro)	2014	2013

Net income attributable to Group stockholders	235.2	212.0
> Adjustment for Alain Mikli reorganization	—	5.9

Adjusted net income attributable to Group stockholders	235.2	217.9

        Basic earnings per share and diluted earnings per share were Euro 0.49 in the three months ended June 30, 2014. Basic earnings per share were Euro 0.45 and diluted earnings per share were Euro 0.44 in the three months ended June 30, 2013.

        Adjusted basic and diluted earnings per share(23) in the three months ended June 30, 2013 were Euro 0.46.

(22)
For a further discussion of adjusted net income attributable to Luxottica Group stockholders, see page 18 "Non-IFRS Measures."

(23)
For a further discussion of adjusted basic and diluted earnings per share, see page 18 "Non-IFRS Measures."

OUR CASH FLOWS

        The following table sets forth for the periods indicated certain items included in our statements of consolidated cash flows included in Item 2 of this report.

(Amounts in thousands of Euro)		As of June 30, 2014	As of June 30, 2013
		(unaudited)

A)	Cash and cash equivalents at the beginning of the period	617,995	790,093
B)	Cash provided by operating activities (net)	513,417	306,078
C)	Cash used in investing activities	(213,754)	(272,552)
D)	Cash provided by/(used in) financing activities	259,740	(439,268)
E)	Effect of exchange rate changes on cash and cash equivalents	5,801	(10,971)
F)	Net change in cash and cash equivalents	565,204	(416,715)

G)	Cash and cash equivalents at the end of the period	1,183,200	373,378

        Operating activities.    Cash provided by operating activities was Euro 513.4 million and Euro 306.1 million for the first six months of 2014 and 2013, respectively.

        Depreciation and amortization were Euro 181.7 million in the first six months of 2014 as compared to Euro 182.6 million in the same period of 2013.

        Cash used in accounts receivable was Euro (249.3) million in the first six months of 2014, compared to Euro (269.1) million in the same period of 2013. This change was primarily due to the improved timing of accounts receivable collections in the first six months of 2014 as compared to the same period of 2013. Cash generated/(used) in inventory was Euro 51.0 million in the first six months of 2014 as compared to Euro (6.9) million in the same period of 2013. The change in inventory in the first six months of 2014 was due to better inventory management within the group. The change in inventory in the first six months of 2014 was mainly due to the better management of the Group's inventory and warehouses. Cash used in accounts payable was Euro (27.8) million in the first six months of 2014 compared to Euro (4.4) million in the same period of 2013. The decrease in cash used for accounts payable in 2014 as compared to 2013 is due to better payment terms negotiated by the Group beginning in 2012. Cash generated/(used) in other assets and liabilities, risk funds and employee benefits was Euro 37.7 million and Euro (35.5) million in the first six months of 2014 and 2013, respectively. The cash used in the first six months of 2013 was mainly due to the payments made for advances on royalties. Income taxes paid were Euro (134.3) million in the first six months of 2014 as compared to Euro (167.2) million in the same period of 2013. Interest paid was Euro (43.9) million and Euro (50.9) million in the first six months of 2014 and 2013, respectively.

        Investing activities.    Our cash used in investing activities was Euro (213.8) million for the first six months of 2014 as compared to Euro (272.6) million for the same period in 2013. The cash used in investing activities in the first six months of 2014 primarily consisted of (i) Euro (117.2) million in capital expenditures mainly related to routine technology upgrades to the manufacturing infrastructure, opening of new stores and the remodeling of older stores with leases that were extended during the period, (ii) Euro (57.0) million for the acquisition of intangible assets related to the creation of a new IT platform, and (iii) Euro (39.5) million (net of cash acquired), related to the acquisition of glasses.com for Euro (29.2) million and other minor acquisitions in the retail segment for Euro (10.3) million. Cash used in investing activities in the first six months of 2013 primarily consisted of (i) Euro (102.2) million in capital expenditures, mainly related to routine technology upgrades to the manufacturing infrastructure, opening of new stores and the remodeling of older stores with leases that were extended during the period, (ii) Euro (54.0) million for the acquisition of intangible assets, (iii) Euro (71.3) million (net of cash acquired), mainly related to the acquisition of Alain Mikli International, and (iv) Euro (45.0) million, related to the acquisition of a 36.33 percent stake in Salmoiraghi & Viganò.

        Financing activities.    Our cash provided by/(used) in financing activities for the first six months of 2014 and 2013 was Euro 259.7 million and Euro (439.3) million, respectively. Cash provided by/(used in) financing activities for the first six months of 2014 consisted primarily of (i) Euro 500 million related to the issuance of a new bond, (ii) Euro (308.3) million used to pay dividends to the shareholders of the Company and (iii) Euro 51.2 million related to the exercise of stock options. Cash provided by/(used in) financing activities for the first six months of 2013 consisted primarily of (i) Euro (216.5) million in cash used to repay short and long-term debt expiring during the first six months of 2013, (ii) Euro (273.7) million used to pay dividends to the shareholders of the Company and (iii) Euro 61.8 million related to the exercise of stock options.

OUR CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS (Amounts in thousands of Euro)	June 30, 2014 (unaudited)	December 31, 2013 (audited)

CURRENT ASSETS:
Cash and cash equivalents	1,183,200	617,995
Accounts receivable—net	943,895	680,296
Inventories—net	657,968	698,950
Other assets	232,995	238,761

Total current assets	3,018,058	2,236,002
NON-CURRENT ASSETS:
Property, plant and equipment—net	1,196,858	1,183,236
Goodwill	3,107,312	3,045,216
Intangible assets—net	1,273,113	1,261,137
Investments	58,032	58,108
Other assets	116,979	126,583
Deferred tax assets	190,961	172,623

Total non-current assets	5,943,256	5,846,903

TOTAL ASSETS	8,961,313	8,082,905

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2014 (unaudited)	December 31, 2013 (audited)

CURRENT LIABILITIES:
Short term borrowings	80,907	44,921
Current portion of long-term debt	303,966	318,100
Accounts payable	658,329	681,151
Income taxes payable	95,433	9,477
Short term provisions for risks and other charges	140,278	123,688
Other liabilities	559,354	523,050

Total current liabilities	1,838,267	1,700,386
NON-CURRENT LIABILITIES:
Long-term debt	2,226,839	1,716,410
Employee benefits	103,387	76,399
Deferred tax liabilities	248,465	268,078
Long term provisions for risks and other charges	106,461	97,544
Other liabilities	76,525	74,151

Total non-current liabilities	2,761,678	2,232,583
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	4,351,970	4,142,828
Non-controlling interests	9,399	7,107

Total stockholders' equity	4,361,369	4,149,936

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	8,961,313	8,082,905

        As of June 30, 2014, total assets increased by Euro 878.4 million to Euro 8,961.3 million, compared to Euro 8,082.9 million as of December 31, 2013.

        In the first six months of 2014, non-current assets increased by Euro 96.4 million, due to increases in intangible assets (including goodwill) of Euro 74.1 million, in tangible assets of Euro 13.6 million and deferred tax assets of Euro 18.3 million, partially offset by decreases in other assets of Euro 9.6 million.

        The increase in intangible assets was due to capitalized software and other intangible asset additions of Euro 57.0 million, acquisitions that occurred in the first six months of 2014 of Euro 32.5 million, effects of foreign currency fluctuations from December 2013 to June 2014 of Euro 60.4 million, all of which were partially offset by amortization of assets in the period of Euro 75.2 million.

        The increase in property, plant and equipment was due to additions in the period of Euro 117.2 million, to the impact of foreign currency fluctuations from December 2013 to June 2014 of Euro 5.9 million, to the acquisitions that occurred in the first six months of 2014 of Euro 4.7 million, all of which were partially offset by depreciation for the period of Euro 106.5 million and to disposals for the period of Euro 7.6 million.

        As of June 30, 2014 as compared to December 31, 2013:

  •
  Accounts receivable increased by Euro 263.6 million, primarily due to the increase in net sales during the first six months of 2014 in line with the seasonality of the Group's business which is generally characterized by higher sales in the first half of the year and collection of the related receivables in the second half of the year;

  •
  Inventories decreased by 41.0 million. The reduction is mainly due to improved inventory turns in the first six months of 2014 as compared to December 31, 2013;

  •
  Accounts payable decreased by Euro 22.8 million, primarily due to payments made in the first six months of 2014;

  •
  Current taxes payable increased by Euro 86.0 million due to the timing of tax payments made by the Group in various jurisdictions;

  •
  Employee benefits increased by Euro 27.0 million which was primarily due to a decrease in the discount rate used to determine employee benefit liabilities.

        Our net financial position as of June 30, 2014 and December 31, 2013 was as follows:

(Amounts in thousands of Euro)	June 30, 2014 (unaudited)	December 31, 2013 (audited)

Cash and cash equivalents	1,183,200	617,995
Bank overdrafts	(80,907)	(44,921)
Current portion of long-term debt	(303,966)	(318,100)
Long-term debt	(2,226,839)	(1,716,410)

Total	(1,428,512)	(1,461,435)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group and the applicable interest rate is usually variable and depends on the currency in which the loan is drawn.

        As of June 30, 2014, Luxottica together with our wholly-owned Italian subsidiaries, had credit lines aggregating Euro 357.9 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 90 basis points. At June 30, 2014, Euro 0.1 million was utilized under these credit lines.

        As of June 30, 2014, our wholly-owned subsidiary Luxottica U.S. Holdings Corp. maintained unsecured lines of credit with an aggregate maximum availability of Euro 94.8 million (USD 130.0 million). At June 30, 2014, Euro 4.8 million was utilized under these credit lines.

        However, there was Euro 40.2 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit.

4.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details regarding related party transactions, please refer to Note 29 to the Condensed Consolidated Financial Statements as of June 30, 2014 (unaudited).

        On January 29, 2013, the Company elected to avail itself of the options provided by Article 70, Section 8, and Article 71, Section 1- bis, of CONSOB Issuers' Regulations and, consequently, will no longer comply with the obligation to make available to the public an information memorandum in connection with transactions involving significant mergers, spin-offs, increases in capital through contributions in kind, acquisitions and disposals.

        On April 29, 2014, the Board of Directors of Luxottica Group authorized the Company to enter into an agreement to lease a building located in Piazzale Cadorna 3, Milan. The lease will be for a period of six years and 5 months and will be renewable for an additional six years.

        The building is owned by Beni Stabili SIIQ S.p.A., which through Delfin S.àr.l, is ultimately controlled by the Company's Chairman Leonardo Del Vecchio, and therefore the lease agreement is a transaction with related parties. In accordance with the procedure on related parties adopted by the Company and the Consob regulation n. 17221/2010 and in light of the contract balance, the agreement qualifies as a minor transaction with related parties.

        On March 31, 2014 the Risk and Control Committee, solely composed of independent directors, unanimously expressed a favorable opinion regarding the Company's interest in entering in such transaction as well as on the convenience and fairness of the related conditions.

5.     SUBSEQUENT EVENTS

        For further details regarding subsequent events, please refer to Note 35 to the Condensed Consolidated Financial Statements as of June 30, 2014 (unaudited).

6.     2014 OUTLOOK

        The financial results reported for the first six months of 2014 lead management to an optimistic outlook for the full fiscal year.

NON-IFRS MEASURES

Adjusted measures

        In this Management Report we refer to certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IFRS measures are explained in detail and reconciled to their most comparable IFRS measures below.

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

        For the first six months of 2014 there were no such adjustments to Group's IFRS measures. In 2013, we made adjustments to the following measures: operating income, operating margin, EBITDA and EBITDA margin. We have also adjusted net income, earnings per share, operating expenses, selling expenses and general and administrative expenses. We adjusted the above items by excluding non-recurring costs related to (i) the reorganization of the Alain Mikli business for Euro 9.0 million (Euro 5.9 million net of the tax effect), (ii) the tax audit of Luxottica S.r.l. (fiscal year 2007) for Euro 26.7 million and (iii) the tax audit of Luxottica S.r.l. (fiscal years subsequent to 2007) for Euro 40.0 million.

        The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board and endorsed by the European Union. The Group believes that these adjusted measures are useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry in order to provide a supplemental view of operations that exclude items that are unusual, infrequent or unrelated to our ongoing operations.

        Non-IFRS measures such as EBITDA, EBITDA margin, free cash flows and the ratio of net debt to EBITDA are included in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        See the tables below for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measures or, in case of adjusted EBITDA, to EBITDA which is also a non-IFRS measure.

  Non-IAS/IFRS Measures: reconciliation between reported and adjusted P&L items.

Luxottica Group	6M13
	Net Sales	EBITDA	Operating Income	Net Income	EPS

Reported	3,881.7	819.1	636.5	371.2	0.79
> Adjustment for Alain Mikli restructuring	—	9.0	9.0	5.9	0.01
Adjusted	3,881.7	828.1	645.5	377.1	0.80

Luxottica Group	2Q13
	Net Sales	EBITDA	Operating Income	Net Income	EPS

Reported	2,017.6	453.7	361.7	212.0	0.45
> Adjustment for Alain Mikli restructuring	—	9.0	9.0	5.9	0.01
Adjusted	2,017.6	462.7	370.7	217.9	0.46

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared to that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage. The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro	2Q 2013	2Q 2014	6M 2013	6M 2014	FY 2013	LTM June 2014

Net income/(loss)	212.0	235.2	371.2	392.5	544.7	566.0
(+)
Net income attributable to non-controlling interest	1.5	1.7	2.9	3.3	4.2	4.6
(+)
Provision for income taxes	120.1	133.3	210.5	222.7	407.5	419.7
(+)
Other (income)/expense	28.1	26.0	51.9	47.8	99.3	95.2
(+)
Depreciation and amortization	92.0	92.0	182.6	181.7	366.6	365.7
(+)
EBITDA	453.7	488.2	819.1	848.0	1,422.3	1,451.3
(=)
Net sales	2,017.6	2,060.0	3,881.7	3,902.3	7,312.6	7,333.2
(/)
EBITDA margin	22.5%	23.7%	21.1%	21.7%	19.5%	19.8%
(=)

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro	2Q 2013(2)	2Q 2014	6M 2013(2)	6M 2014	FY 2013(1,2)	LTM June 2014(1,2)

Adjusted net income/(loss)	217.9	235.2	377.1	392.5	617.3	632.7
(+)
Net income attributable to non-controlling interest	1.5	1.7	2.9	3.3	4.2	4.6
(+)
Adjusted provision for income taxes	123.2	133.3	213.6	222.7	343.9	353.0
(+)
Other (income)/expense	28.1	26.0	51.9	47.8	99.3	95.2
(+)
Depreciation and amortization	92.0	92.0	182.6	181.7	366.6	365.7

(+)
Adjusted EBITDA	462.7	488.2	828.1	848.0	1,431.3	1,451.3
(=)
Net sales	2,017.6	2,060.0	3,881.7	3,902.3	7,312.6	7,333.2
(/)
Adjusted EBITDA margin	22.9%	23.7%	21.3%	21.7%	19.6%	19.8%
(=)

The adjusted figures exclude the following:

(1)
(a)            non-recurring tax expense for the tax audit relating to Luxottica S.r.l. (fiscal year 2007) of approximately Euro 27 million;

(b)
non-recurring tax expense for the tax audit relating to Luxottica S.r.l. (fiscal year subsequent to 2007) of approximately Euro 40 million; and

(2)
non-recurring Alain Mikli restructuring costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income.

Free Cash Flow

        Free cash flow represents EBITDA, as defined above, plus or minus the decrease/(increase) in working capital over the period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. Our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities. Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        The Group cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure:

Non-IFRS Measure: Free cash flow

(Amounts in millions of Euro)	6M 2014

EBITDA(1)	848
Δ working capital	(111)
Capex	(174)

Operating cash flow	563
Financial charges(2)	(47)
Taxes	(134)
Other—net	—

Free cash flow	381

(1)
EBITDA is not an IFRS measure; please see reconciliation of EBITDA to net income provided above.

(2)
Equals interest income minus interest expense.

(Amounts in millions of Euro)	2Q 2014

EBITDA(1)	488
Δ working capital	71
Capex	(93)

Operating cash flow	466
Financial charges(2)	(24)
Taxes	(119)
Other—net	(1)

Free cash flow	321

(1)
EBITDA is not an IFRS measure; please see reconciliation of EBITDA to net income provided above.

(2)
Equals interest income minus interest expense.

Net debt to EBITDA ratio

        Net debt represents the sum of bank overdrafts, the current portion of long-term debt and long-term debt, less cash. The ratio of net debt to EBITDA is a measure used by management to assess the Group's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA, as defined above, and the ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Group recognizes that the usefulness of the ratio of net debt to EBITDA as evaluative tool may have certain limitations, including that the ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the table on the earlier page.

Non-IFRS Measure: Net debt and Net debt/EBITDA

(Amounts in millions of Euro)	June 30, 2014		FY 2013

Long-term debt	2,226.8		1,716.4
(+)
Current portion of long-term debt	304.0		318.1
(+)
Bank overdrafts	80.9		44.9
(+)
Cash	(1,183.2)		(618.0)
(-)
Net debt	1,428.5		1,461.4
(=)
LTM EBITDA	1,451.3		1,422.3
Net debt/EBITDA	1.0	x	1.0	x
Net debt @ avg. exchange rates(1)	1,429.1		1,475.9
Net debt @ avg. exchange rates(1)/EBITDA	1.0	x	1.0	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IFRS Measure: Net debt and Net debt/Adjusted EBITDA

(Amounts in millions of Euro)	June 30, 2014		FY 2013(2)

Long-term debt	2,226.8		1,716.4
(+)
Current portion of long-term debt	304.0		318.1
(+)
Bank overdrafts	80.9		44.9
(+)
Cash	(1,183.2)		(618.0)
(-)
Net debt	1,428.5		1,461.4
(=)
LTM Adjusted EBITDA	1,451.3		1,431.3
Net debt/LTM Adjusted EBITDA	1.0	x	1.0	x
Net debt @ avg. exchange rates(1)	1,429.1		1,475.9
Net debt @ avg. exchange rates(1)/LTM EBITDA	1.0	x	1.0	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate EBITDA figures.

(2)
(a)            The adjusted figures exclude non-recurring Alain Mikli restructuring costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income;

(b)
The adjusted figures exclude non-recurring tax expense for the tax audit relating to Luxottica S.r.l. (fiscal year 2007) of approximately Euro 27 million;

(c)
The adjusted figures exclude non-recurring tax expense for the tax audit relating to Luxottica S.r.l. (fiscal years subsequent to 2007) of approximately Euro 40 million;

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

ITEM 2.    FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in thousands of Euro)	Note reference	June 30, 2014 (unaudited)	Of which related parties (note 29)	December 31, 2013 (audited)	Of which related parties (note 29)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	1,183,200	—	617,995	—
Accounts receivable	7	943,895	13,254	680,296	11,616
Inventories	8	657,968	—	698,950	—
Other assets	9	232,995	2,019	238,761	931

Total current assets		3,018,058	15,273	2,236,002	12,547
NON-CURRENT ASSETS:
Property, plant and equipment	10	1,196,858	—	1,183,236	—
Goodwill	11	3,107,312	—	3,045,216	—
Intangible assets	11	1,273,113	—	1,261,137	—
Investments	12	58,032	48,903	58,108	49,097
Other assets	13	116,979	825	126,583	778
Deferred tax assets	14	190,961	—	172,623	—

Total non-current assets		5,943,256	49,728	5,846,903	49,875

TOTAL ASSETS		8,961,313	65,001	8,082,905	62,422

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	80,907	—	44,921	—
Current portion of long-term debt	16	303,966	—	318,100	—
Accounts payable	17	658,329	10,095	681,151	10,067
Income taxes payable	18	95,433	—	9,477	—
Short term provisions for risks and other charges	19	140,278	—	123,688	—
Other liabilities	20	559,354	62	523,050	27

Total current liabilities		1,838,267	10,157	1,700,386	10,095
NON-CURRENT LIABILITIES:
Long-term debt	21	2,226,839	—	1,716,410	—
Employee benefits	22	103,387	—	76,399	—
Deferred tax liabilities	14	248,465	—	268,078	—
Long term provisions for risks and other charges	23	106,461	—	97,544	—
Other liabilities	24	76,525	—	74,151	—

Total non-current liabilities		2,761,678	—	2,232,583	—
STOCKHOLDERS' EQUITY:
Capital stock	25	28,832	—	28,653	—
Legal reserve	25	5,736	—	5,711	—
Reserves	25	3,998,736	—	3,646,830	—
Treasury shares	25	(73,875)	—	(83,060)	—
Net income	25	392,541	—	544,696	—

Luxottica Group stockholders' equity	25	4,351,970	—	4,142,828	—
Non-controlling interests	26	9,399	—	7,107	—

Total stockholders' equity		4,361,369	—	4,149,936	—

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		8,961,313	10,157	8,082,905	10,095

CONSOLIDATED STATEMENT OF INCOME

(Amounts in thousands of Euro)(1)	Note reference	Six Months ended June 30, 2014 (unaudited)	Of which related parties (note 29)	Six Months ended June 30, 2013 (unaudited)	Of which related parties (note 29)

Net sales	27	3,902,313	18,988	3,881,728	7,729
Cost of sales	27	1,349,814	24,654	1,323,878	24,542
Gross profit		2,552,499	(5,666)	2,557,849	(16,812)

Selling	27	1,120,103	—	1,144,519	3
Royalties	27	75,629	413	76,333	435
Advertising	27	248,794	22	245,318	151
General and administrative	27	441,627	360	455,189	87
of which non—recurring	33	—	—	9,000	—

Total operating expenses		1,886,153	795	1,921,359	677

Income from operations		636,346	(6,461)	636,491	(17,489)

Other income/(expense)
Interest income	27	5,840	—	5,037	—
Interest expense	27	(53,318)	—	(52,839)	—
Other—net	27	(353)	2	(4,107)	2

Income before provision for income taxes		618,514	(6,459)	584,582	(17,487)

Provision for income taxes	27	(222,667)	—	(210,499)	—
of which non—recurring	33	—	—	3,096	—

Net income		395,847	—	374,081	—

Of which attributable to:
—Luxottica Group stockholders		392,541	—	371,196	—
—Non-controlling interests		3,306	—	2,885	—

NET INCOME		395,847	—	374,081	—

Weighted average number of shares outstanding:
Basic	30	474,464,497		470,908,944
Diluted	30	477,917,675		475,505,827
EPS:
Basic		0.83		0.79
Diluted		0.82		0.78

(1)
Except per share data

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts in thousands of Euro)	Six Months ended June 30, 2014 (unaudited)	Six Months ended June 30, 2013 (unaudited)

Net income	395,847	374,081
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Cash flow hedge—net of tax of Euro 0.0 million and 0.1 million as of June 30, 2014 and June 30, 2013, respectively	—	318
Currency translation differences	71,813	(69,218)

Total items that may be reclassified subsequently to profit or loss:	71,813	(68,900)

Items that will not be reclassified to profit or loss:
Actuarial gain on defined benefit plans—net of tax of Euro 14.4 million and Euro 27.7 million as of June 30, 2014 and June 30, 2013, respectively	(20,157)	49,736

Total items that will not be reclassified to profit or loss	(20,157)	49,736

Total other comprehensive income—net of tax	51,656	(19,164)

Total comprehensive income for the period	447,504	354,917

Attributable to:
—Luxottica Group stockholders	443,862	352,307
—Non-controlling interests	3,642	2,611

Total comprehensive income for the period	447,504	354,917

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIODS ENDED JUNE 30, 2014 AND 2013 (UNAUDITED)

	Capital stock
			Legal reserve	Additional paid-in capital	Retained earnings	Stock options reserve	Translation of foreign operations and other	Treasury shares	Stockholders' equity	Non- controlling interests
(Amounts in thousands of Euro, except share data)	Number of shares	Amount

	Note 25									Note 26

Balance as of January 1, 2013	473,238,197	28,394	5,623	328,742	3,633,481	241,286	(164,224)	(91,929)	3,981,372	11,868

Total Comprehensive Income as of June 30, 2013	—	—	—	—	421,251	—	(68,944)	—	352,306	2,611

Exercise of stock options	3,539,213	212	—	62,052	(414)	—	—	—	61,850	—
Non-cash stock based compensation	—	—	—	—	—	14,009	—	—	14,009	—
Excess tax benefit on stock options	—	—	—	10,430	—	—	—	—	10,430	—
Granting of treasury shares to employees	—	—	—	—	(8,869)	—	—	8,869	—	—
Dividends (Euro 0.58 per ordinary share)					(273,689)				(273,689)	(3,057)
Allocation of legal reserve	—	—	88	—	(88)	—	—	—	—	—
Balance as of June 30, 2013	476,777,410	28,606	5,711	401,224	3,771,672	255,295	(233,168)	(83,060)	4,146,279	11,422

Balance as of January 1, 2014	477,560,673	28,653	5,711	412,063	3,958,076	268,833	(447,447)	(83,060)	4,142,828	7,107

Total Comprehensive Income as of June 30, 2014	—	—	—	—	372,384	—	71,478	—	443,862	3,642

Exercise of stock options	2,972,345	178	—	50,988	—	—	—	—	51,166	—
Non-cash stock based compensation	—	—	—	—	—	18,501	—	—	18,501	—
Excess tax benefit on stock options	—	—	—	3,954	—	—	—	—	3,954	—
Granting of treasury shares to employees	—	—	—	—	(9,185)	—	—	9,185	—	—
Dividends (Euro 0.65 per ordinary share)	—	—	—	—	(308,343)	—	—	—	(308,343)	(1,350)
Allocation of legal reserve	—	—	24	—	(24)	—	—	—	—	—
Balance as of June 30, 2014	480,533,018	28,832	5,736	467,005	4,012,907	287,334	(375,969)	(73,875)	4,351,970	9,399

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro)	Note reference	June 30, 2014 (unaudited)	June 30, 2013 (unaudited)

Income before provision for income taxes		618,514	584,582

Stock-based compensation		18,501	14,546
Depreciation and amortization	10/11	181,681	182,568
Net loss fixed assets and other	10	7,591	7,841
Financial charges		53,318	52,839
Other non-cash items		420	(2,362)
Changes in accounts receivable		(249,328)	(269,050)
Changes in inventories		50,998	(6,912)
Changes in accounts payable		(27,780)	(4,381)
Changes in other assets/liabilities		37,702	(35,475)

Total adjustments		73,103	(60,386)

Cash provided by operating activities		691,617	524,196
Interest paid		(43,913)	(50,929)
Tax paid		(134,287)	(167,189)

Net cash provided by operating activities		513,417	306,078

Additions of property, plant and equipment	10	(117,181)	(102,247)
Purchases of businesses—net of cash acquired(*)	4	(39,532)	(71,267)
Increase in investment(**)	12	—	(45,000)
Additions to intangible assets	11	(57,041)	(54,039)

Cash used in investing activities		(213,754)	(272,552)

(*)
Purchases of businesses—net of cash acquired in the first six months of 2014 included the purchase of glasses.com for Euro (29.2) million and other minor acquisitions in the retail segment for Euro (10.3) million. In the same period of 2013 purchases of businesses—net of cash acquired included the purchase of Alain Mikli International for Euro (72.1) million and other minor acquisitions for Euro 0.8 million.

(**)
Increase in investment refers to the acquisition of 36.33 percent of the share capital of Salmoiraghi & Viganò in 2013.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro)	Note reference	June 30, 2014 (unaudited)	June 30, 2013 (unaudited)

Long-term debt:
—Proceeds	21	496,166	2,835
—Repayments	21	(13,281)	(216,483)
Short-term debt:
—Proceeds		35,382	—
—Repayments		—	(10,723)
Exercise of stock options	25	51,166	61,848
Dividends		(309,693)	(276,745)

Cash (used in)/provided financing activities		259,740	(439,268)

Increase/(decrease) in cash and cash equivalents		559,403	(405,744)

Cash and cash equivalents, beginning of the period		617,995	790,093

Effect of exchange rate changes on cash and cash equivalents		5,801	(10,971)

Cash and cash equivalents, end of the period		1,183,200	373,378

Luxottica Group S.p.A.

Headquarters and registered office • Via C. Cantù 2—20123 Milan, Italy
 Capital Stock: € 28,831,981.08
authorized and issued

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2014
(UNAUDITED)

1. BACKGROUND

        Luxottica Group S.p.A. (hereinafter the "Company" or together with its consolidated subsidiaries, the "Group") is a company listed on Borsa Italiana and the New York Stock Exchange with its registered office located at Via C. Cantù 2, Milan (Italy), organized under the laws of the Republic of Italy.

        The Company is controlled by Delfin S.à r.l., based in Luxembourg. The chairman of the Board of Directors of the Company, Leonardo Del Vecchio, controls Delfin S.à r.l.

        In line with prior years, the retail division's fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The use of a calendar fiscal year by these entities would not have had a material impact on the consolidated financial statements.

        The Company's Board of Directors, at its meeting on July 24, 2014, approved the Group's interim condensed consolidated financial statements as of June 30, 2014 (hereinafter referred to as the "Financial Report") for publication.

        The financial statements included in this Financial Report are unaudited.

2. BASIS OF PREPARATION

        This Financial Report has been prepared in accordance with article 154-ter of the Legislative Decree No. 58 of February 24, 1998 and subsequent modifications and in accordance with the CONSOB Issuers Regulation in compliance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union in accordance with the regulation (CE) n. 1606/2002 of the European Parliament and of the Council of July 19, 2002. Furthermore, this financial report has been prepared in accordance with International Accounting Standard ("IAS") 34—Interim Financial Reporting, and of the provisions which implement Article 9 of Legislative Decree no. 38/2005.

        IFRS are all the international accounting standards ("IAS") and all the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), previously named "Standing Interpretation Committee" (SIC).

        In order to provide the reader of these condensed consolidated financial statements with a meaningful comparison of the information included in the condensed consolidated financial statements as of June 30, 2014, certain prior year comparative information has been revised to conform to the current year presentation. The revision relates to the reclassification of the warehouse and shipping expenses of certain subsidiaries of the Company from general and administrative expenses to cost of sales. The Company has determined that the revision, totaling Euro 30.5 million, is immaterial to the previously reported financial statements and does not impact any of the Group's key financial indicators.

        This unaudited Financial Report should be read in connection with the consolidated financial statements as of December 31, 2013, which were prepared in accordance with IFRS, as endorsed by the European Union.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

2. BASIS OF PREPARATION (Continued)

        In accordance with IAS 34, the Group has chosen to publish a set of condensed financial statements in its financial report as of June 30, 2014.

        The principles and standards used in the preparation of this unaudited Financial Report are consistent with those used in preparing the audited consolidated financial statements as of December 31, 2013, except as described in Note 3 "New Accounting Principles," and taxes on income which are accrued using the tax rate that would be applicable to projected total annual profit.

        This Financial Report has been prepared on a going concern basis. Management believes that there are no indicators that may cast significant doubt upon the Group's ability to continue as a going concern, in particular, over the next twelve months.

        The Company's reporting currency for the presentation of the consolidated financial statements is the Euro. Unless otherwise specified, the figures in the statements and within these Notes to the Condensed Consolidated Financial Statements are expressed in thousands of Euro.

        This Financial Report is composed of the consolidated statements of financial position, the consolidated statements of income, the consolidated statements of comprehensive income, the consolidated statements of changes in equity, the consolidated statements of cash flows and Notes to the Condensed Consolidated Financial Statements as of June 30, 2014.

        The financial statements were prepared using the historical cost convention, with the exception of certain financial assets and liabilities for which measurement at fair value is required.

        The Group also applied the CONSOB resolution n. 15519 of July 27, 2006 and the CONSOB communication n. 6064293 of July 28, 2006.

        The preparation of this report required management to use estimates and assumptions that affected the reported amounts of revenue, costs, assets and liabilities, as well as disclosures relating to contingent assets and liabilities at the reporting date. Results published on the basis of such estimates and assumptions could vary from actual results that may be realized in the future.

        These measurement processes and, in particular, those that are more complex, such as the calculation of impairment losses on non-current assets, and the actuarial calculations necessary to calculate certain employee benefits liabilities, are generally carried out only when the audited consolidated financial statements for the fiscal year are prepared, unless there are indicators which require updates to estimates.

3. NEW ACCOUNTING PRINCIPLES

New standards and amendments that are effective for reporting periods beginning on or after January 1, 2014.

        IFRIC 21—Levies.    The interpretation published by the IASB on May 20, 2013 is applicable to the periods starting from January 1, 2014. IFRIC 21 is an interpretation of IAS 37—Provision, Contingent Liabilities and Contingent Assets, which requires that a provision is booked if, being certain other conditions met, an entity also has a present obligations as a consequence of a past event ("obligating event"). The interpretation clarifies the obligating event that requires an obligation to pay taxes to be recorded is the

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

3. NEW ACCOUNTING PRINCIPLES (Continued)

activity that determines the tax payments, as set forth by the law. The adoption of the interpretation did not have a significant impact on the consolidated financial statements of the Group.

        Amendments to IAS 32—Financial instruments: "Presentation on offsetting financial assets and financial liabilities."    The amendments clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The standard, published in December 2011, was endorsed by the European Union in December 2012 and is effective for annual periods beginning on or after January 1, 2014. The adoption of the standard did not have a significant impact on the consolidated financial statements of the Group.

        Amendments to IAS 36—Impairment of assets.    The amendments address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less cost of disposals. The amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of the amendments did not have a significant impact on the consolidated financial statements of the Group.

New standards and amendments that are effective for reporting periods beginning after January 1, 2014 and not early adopted.

        IFRS 9—Financial instruments, issued in November 2009.    The standard is the first step in the process to replace IAS 39—Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which a company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that a company may decide to directly record—within the consolidated statement of comprehensive income—any changes in the fair value of investments which fall within the scope of IFRS 9. The standard has not yet been endorsed by the European Union. The Group has not early adopted and is assessing the full impact of adopting IFRS 9.

        IFRS 15—Revenue from contracts with customers, issued on May 28, 2014.    The new standard will be effective for the first interim period within the annual reporting periods beginning on or after January 1, 2017. This standard replaces IAS 18—Revenues, IAS 11—Construction Contracts, IFRIC 13—Customers Loyalty Programs, IFRIC 15—Agreements for Constructions of Real Estate, IFRIC 18—Transfers of Assets from Customers, SIC 31—Revenue—Barter Transactions Involving Advertising Services. Revenue is recognized when the customer obtains control over goods or services and, therefore, when it has the ability to direct the use of and obtain the benefit from them. In case an entity agrees to provide goods or services for consideration that varies upon certain future events occurring or not occurring, an estimate of this variable consideration is included in the transaction price only if highly probable. The consideration in multiple element transactions is allocated based on the price an entity would charge a customer on a stand-alone for each good or service. Entities sometimes incur costs, such as sales commissions, to obtain or fulfill a contract. Contract costs that meet certain criteria are capitalized as an asset and amortized as

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

3. NEW ACCOUNTING PRINCIPLES (Continued)

revenue is recognized. The standard also specifies that an entity should adjust the transaction price for the time value of the money in case the contract includes a significant financing component. The Group is currently evaluating the impact that the application of the new standard will have on its consolidated financial statements. The new standard was not endorsed by the European Union at the time these condensed consolidated financial statements were authorized for issuance.

        Amendments to IAS 16 and 38—Clarification of Acceptable Methods of Depreciation and Amortization.    The Amendments clarify the use of the "revenue based methods" to calculate the depreciation of a building. The Amendments are applicable starting January 1, 2016 and are not yet endorsed by the European Union. The Group is currently evaluating the impact that the application of the new standard with have on its consolidated financial statements.

        Amendments to IFRS 11: Accounting for Acquisitions of Interests in Joint Operation.    The Amendments advise on how to account for acquisitions of interests in joint operations. The Amendments are applicable starting January 1, 2016 and are not yet endorsed by the European Union. The Group is currently evaluating the impact that the application of the new standard with have on its consolidated financial statements.

4. BUSINESS COMBINATIONS

        On January 31, 2014, the Company completed the acquisition of glasses.com. The consideration for the acquisition was USD 40 million (approximately Euro 29.2 million). The difference between the consideration paid and the net assets acquired was provisionally recorded as goodwill and intangible assets. In accordance with IFRS 3—Business combinations, the value of assets acquired and liabilities assumed will be definitively determined within 12 months after the acquisition date. Acquisition-related costs were approximately Euro 321.3 thousand and were expensed as incurred.

        During the first half of 2014, the Group completed other minor acquisitions in the retail segment in Spain, Macao and Australia for total consideration of Euro 10.3 million. The difference between the consideration paid and the net assets acquired was provisionally recorded as goodwill, determined based on the future expected economic benefits.

        In accordance with IFRS 3—Business combinations, the value of the above assets acquired and liabilities assumed will be definitively determined within 12 months after the acquisition date.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

4. BUSINESS COMBINATIONS (Continued)

        The following table summarizes the consideration paid, the provisional fair value of the assets acquired and liabilities assumed at the acquisition date for glasses.com (in thousands of Euro):

Consideration	29,190

Total consideration	29,190

Recognized amount of identifiable assets and liabilities assumed
Accounts receivable—net	50
Inventory	3,284
Other current receivables	295
Fixed assets	4,590
Intangible assets	9,604
Other current liabilities	(1,213)
Total net identifiable assets	16,610

Provisional Goodwill	12,580

Total	29,190

5. SEGMENT REPORTING

        In accordance with IFRS 8—Operating segments, the Group operates in two industry segments: (1) Manufacturing and Wholesale Distribution and (2) Retail Distribution.

        The criteria applied to identify the reporting segments are consistent with the way the Group is managed. In particular, the disclosures are consistent with the information periodically analyzed by the Group's Chief Executive Officer, in his role as Chief Operating Decision Maker, to make decisions about resources to be allocated to the segments and assess their performance. Total assets for each reporting

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

5. SEGMENT REPORTING (Continued)

segment are no longer disclosed as they are not key indicators which are monitored in order to assess the Group's financial performance.

(Amounts in thousands of Euro)	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-segment transactions and corporate adjustments(c)	Consolidated

Six months ended June 30, 2014 (unaudited)
Net sales(a)	1,739,399	2,162,913	—	3,902,313
Income from operations(b)	456,264	306,842	(96,760)	666,346
Interest income	—	—	—	5,840
Interest expense	—	—	—	(53,318)
Other-net	—	—	—	(353)
Income before provision for income taxes	—	—	—	618,514
Provision for income taxes	—	—	—	(222,667)
Net income	—	—	—	395,847
Of which attributable to:
Luxottica stockholders	—	—	—	392,541
Non-controlling interests	—	—	—	3,306
Capital expenditures	68,490	105,428	—	173,919
Depreciation and amortization	57,313	85,716	38,653	181,681
Six months ended June 30, 2013 (unaudited)
Net sales(a)	1,660,987	2,220,741	—	3,881,728
Income from operations(b)	421,355	311,870	(96,734)	636,491
Interest income	—	—	—	5,037
Interest expense	—	—	—	(52,839)
Other-net	—	—	—	(4,107)
Income before provision for income taxes	—	—	—	584,582
Provision for income taxes	—	—	—	(210,499)
Net income	—	—	—	374,081
Of which attributable to:
Luxottica Stockholders	—	—	—	371,196
Non-controlling Interests	—	—	—	2,885
Capital expenditures	67,512	86,711	—	154,223
Depreciation and amortization	53,171	86,619	42,778	182,568

(a)
Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third-party customers only.

(b)
Income from operations of the Manufacturing and Wholesale Distribution segment is related to net sales to third-party customers only, excluding the "manufacturing profit" generated on the inter-company sales to the Retail Distribution segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, thus including the relevant "manufacturing profit" attributable to those sales.

(c)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

6. CASH AND CASH EQUIVALENTS

(Amounts in thousands of Euro)	As of June 30, 2014 (unaudited)	As of December 31, 2013 (audited)

Cash at bank	1,174,488	607,499
Checks	5,870	7,821
Cash and cash equivalents on hand	2,842	2,626

Total	1,183,200	617,995

        The increase is mainly due to the issuance of a new bond for Euro 500 million in the first half of 2014. See note 21 and the consolidated cash flow statement for further details.

7. ACCOUNTS RECEIVABLE

(Amounts in thousands of Euro)	As of June 30, 2014 (unaudited)	As of December 31, 2013 (audited)

Accounts receivable	983,901	715,527
Allowance for doubtful accounts	(40,006)	(35,231)

Total	943,895	680,296

        The above are exclusively trade receivables and are recognized net of allowances to adjust their carrying amount to estimated realizable value. They are all due within 12 months.

8. INVENTORIES

(Amounts in thousands of Euro)	As of June 30, 2014 (unaudited)	As of December 31, 2013 (audited)

Raw materials	168,158	163,809
Work in process	37,212	36,462
Finished goods	577,842	612,814
Less: inventory obsolescence reserves	(125,244)	(114,135)

Total	657,968	698,950

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

9. OTHER ASSETS

(Amounts in thousands of Euro)	As of June 30, 2014 (unaudited)	As of December 31, 2013 (audited)

Sales taxes receivable	38,926	47,105
Short-term borrowings	4,729	770
Accrued income	1,915	1,418
Other financial assets	34,519	41,293

Total financial assets	80,089	90,586

Income tax receivable	26,783	46,554
Advances to suppliers	26,875	19,546
Prepaid expenses	68,427	51,469
Other assets	30,822	30,606

Total other assets	152,906	148,175

Total other current assets	232,995	238,761

        Other financial assets included amounts (i) recorded in the North American Retail Division totaling Euro 8.5 million as of June 30, 2014 (Euro 12.1 million as of December 31, 2013) and (ii) derivative financial assets of Euro 0.5 million as of June 30, 2014 (Euro 6.0 million as of December 31, 2013). The decrease in sales tax receivable is mainly due to certain Italian entities of the Group.

        The decrease in income tax receivable is mainly due to certain U.S. subsidiaries of the Group utilizing receivables generated in 2013 to offset payments due in 2014.

        Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties of Euro 30.8 million as of June 30, 2014 (Euro 30.6 million as of December 31, 2013).

        Prepaid expenses mainly relate to the payments of monthly rental expenses incurred by the Group's North America and Asia-Pacific retail divisions.

        The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

NON-CURRENT ASSETS

10. PROPERTY, PLANT AND EQUIPMENT

        Changes in items of property, plant and equipment during the first six months of 2013 and 2014 were as follows:

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

Balance as of January 1, 2013
Historical cost	913,679	1,074,258	38,087	615,957	2,641,981
Accumulated depreciation	(438,046)	(668,561)	(10,337)	(332,644)	(1,449,588)

Balance as of January 1, 2013	475,633	405,697	27,750	283,313	1,192,394

Increases	19,872	39,324	—	43,147	102,343
Decreases	(1,652)	—	—	(6,189)	(7,841)
Business combinations	2,448	766	—	1,261	4,475
Translation differences and other	2,240	20,653	—	(31,572)	(8,679)
Depreciation expense	(30,002)	(46,492)	(770)	(28,686)	(106,132)

Balance as of June 30, 2013	468,539	419,948	26,980	261,092	1,176,559

Historical cost	927,169	1,112,363	38,087	597,530	2,675,148
Accumulated depreciation	(458,630)	(692,415)	(11,107)	(336,438)	(1,498,590)

Balance as of June 30, 2013	468,539	419,948	26,980	261,092	1,176,559

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

Balance as of January 1, 2014
Historical cost	910,968	1,107,816	38,145	612,555	2,669,485
Accumulated depreciation	(454,957)	(681,918)	(11,894)	(337,480)	(1,486,249)

Balance as of January 1, 2014	456,011	425,898	26,252	275,075	1,183,236

Increases	20,405	35,555	7,522	53,698	117,181
Decreases	(610)	(2,285)	(2,893)	(1,809)	(7,597)
Business combinations	4	4,120	—	518	4,641
Translation differences and other	6,888	20,477	3,807	(25,293)	5,879
Depreciation expense	(28,935)	(48,885)	(776)	(27,887)	(106,483)

Balance as of June 30, 2014	453,763	434,881	33,912	274,302	1,196,858

Historical cost	927,267	1,159,674	45,971	635,387	2,768,299
Accumulated depreciation	(473,504)	(724,793)	(12,058)	(361,085)	(1,571,441)

Balance as of June 30, 2014	453,763	434,881	33,912	274,302	1,196,858

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

10. PROPERTY, PLANT AND EQUIPMENT (Continued)

        The increase in property, plant and equipment from business combinations is mainly due to the acquisition of glasses.com. For further details about the effects of the acquisition of glasses.com please refer to Note 4—"Business combinations."

        Of the total depreciation expense of Euro 106.5 million for the first six months of 2014 (Euro 106.1 million in the same period of 2013), Euro 39.8 million (Euro 35.6 million in the same period of 2013) is included in cost of sales, Euro 52.3 million (Euro 55.9 million in the same period of 2013) in selling expenses, Euro 3.3 million (Euro 2.4 million in the same period of 2013) in advertising expenses and Euro 11.1 million (Euro 12.3 million in the same period of 2013) in general and administrative expenses.

        Capital expenditures in the first six months of 2014 and 2013 mainly relate to routine technology upgrades to the manufacturing infrastructure, opening of new stores and the remodeling of older stores with leases that were extended during their respective periods.

        Other equipment includes Euro 67.5 million for assets under construction at June 30, 2014 (Euro 70.9 million at December 31, 2013).

        Leasehold improvements totaled Euro 149.3 million and Euro 149.5 million at June 30, 2014 and December 31, 2013, respectively.

11. GOODWILL AND INTANGIBLE ASSETS

        Changes in intangible assets in the first six months of 2013 and 2014 were as follows:

(Amounts in thousands of Euro)	Goodwill	Trade names and Trademarks	Customer relations, contracts and lists	Franchise agreements	Other intangible assets	Total

Balance as of January 1, 2013
Historical cost	3,148,770	1,563,447	247,730	21,752	547,966	5,528,665
Accumulated amortization	—	(713,608)	(83,553)	(8,433)	(228,614)	(1,034,208)

Balance as of January 1, 2013	3,148,770	849,839	164,177	13,319	318,352	4,494,457

Increases	—	16	—	—	53,937	53,953
Decreases	—	—	—	—	(46)	(46)
Intangible assets from business acquisitions	62,551	29,567	—	—	4,261	96,379
Translation differences and other	(23,931)	(6,495)	(689)	114	11,178	(19,823)
Amortization expense	—	(35,154)	(7,485)	(553)	(33,250)	(76,436)

Balance as of June 30, 2013	3,187,390	837,773	156,003	12,886	354,433	4,548,485

Historical cost	3,187,390	1,579,218	247,304	21,942	612,213	5,648,067
Accumulated amortization	—	(741,445)	(91,301)	(9,055)	(257,780)	(1,099,582)

Balance as of June 30, 2013	3,187,390	837,773	156,003	12,886	354,433	4,548,485

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

11. GOODWILL AND INTANGIBLE ASSETS (Continued)

(Amounts in thousands of Euro)	Goodwill	Trade names and Trademarks	Customer relations, contracts and lists	Franchise agreements	Other intangible assets	Total

Balance as of January 1, 2014
Historical cost	3,045,216	1,490,809	231,621	20,811	624,468	5,412,925
Accumulated amortization	—	(729,915)	(93,148)	(9,109)	(274,400)	(1,106,572)

Balance as of January 1, 2014	3,045,216	760,894	138,473	11,702	350,068	4,306,353

Increases	—	17	—	—	57,024	57,041
Decreases	—	—	—	—	(648)	(648)
Intangible assets from business acquisitions	22,610	876	—	—	9,041	32,526
Translation differences and other	39,486	10,857	2,535	112	7,359	60,350
Amortization expense	—	(31,609)	(6,797)	(524)	(36,268)	(75,198)

Balance as of June 30, 2014	3,107,312	741,035	134,211	11,290	386,577	4,380,425

Of which
Historical cost	3,107,312	1,511,855	235,216	21,013	700,542	5,575,938
Accumulated amortization	—	(770,820)	(101,005)	(9,723)	(313,965)	(1,195,326)

Balance as of June 30, 2014	3,107,312	741,035	134,211	11,290	386,577	4,380,425

        The increase in goodwill and other intangible assets from business acquisitions mainly relates to the acquisition of glasses.com in January 2014 for Euro 29.2 million (USD 40 million) and other minor acquisitions in the retail segment in Spain, Macao and Australia for Euro 10.3 million. For additional details on the acquisition please refer to Note 4—"Business Combinations."

        Of the total amortization expense of Euro 75.2 million of the first six months of 2014 (Euro 76.4 million in the same period of 2013), Euro 1.3 million (Euro 2.7 million in the same period of 2013) is included in cost of sales, Euro 5.6 million (Euro 3.9 million in the same period of 2013) in selling expenses and Euro 68.3 million (Euro 69.8 million in the same period of 2013) in general and administrative expenses.

        The increase in other intangible assets is mainly due to the continued implementation of a new IT platform.

12. INVESTMENTS

        Investments amounted to Euro 58.0 million as of June 30, 2014 (Euro 58.1 million at December 31, 2013) and mainly included investments in (i) Eyebiz Laboratories Pty Limited of Euro 5.9 million (Euro 4.7 million at December 31, 2013) and (ii) Salmoiraghi & Viganò of Euro 41.3 million (Euro 42.6 as of December 31, 2013).

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

12. INVESTMENTS (Continued)

        The following tables provide a roll-forward of Group's investment for the first half of 2014 and the assets, liabilities and net sales of Salmoiraghi & Viganò as of June 30, 2014:

As of January 1, 2013	42,567
Addition	—
Share of profit from associate	(1,270)

As of June 30, 2014	41,297

As of June 30, 2014

Total assets	177,445
Total liabilities	145,361
Net sales	85,689
Share of profit	(1,270)

Percentage held	36.33%

13. OTHER NON-CURRENT ASSETS

(Amounts in thousands of Euro)	As of June 30 2014 (unaudited)	As of December 31 2013 (audited)

Other financial assets	62,404	57,390
Other assets	54,575	69,193

Other non-current assets	116,979	126,583

        Other non-current financial assets were primarily comprised of security deposits of Euro 30.9 million as of June 30, 2014 (Euro 28.7 million at December 31, 2013). The remaining portion of the balance is split among the Group's subsidiaries, none of them representing significant amounts on a standalone basis as of June 30, 2014 and 2013 respectively.

        The carrying value of financial assets approximates their fair value and corresponds to the Group's maximum exposure to credit risk. The Group does not utilize guarantees or other credit support instruments for managing credit risk.

        Other assets include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 54.6 million (Euro 69.2 million as of December 31, 2013).

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

14. DEFERRED TAX ASSETS AND LIABILITIES

        The balance of deferred tax assets and liabilities as of June 30, 2014 and December 31, 2013 is as follows:

(Amounts in thousands of Euro)	As of June 30 2014 (unaudited)	As of December 31 2013 (audited)

Deferred tax assets	190,961	172,623
Deferred tax liabilities	248,465	268,078

Deferred tax liabilities (net)	57,504	95,455

        Deferred tax assets primarily relate to temporary differences between the tax values and carrying amounts of inventories, fixed and intangible assets, pension funds, tax losses and provisions for risks and other charges. Deferred tax liabilities primarily relate to temporary differences between the tax values and carrying amounts of property, plant and equipment and intangible assets. The decrease in deferred tax liabilities (net) is mainly due to an increase in pension plan liabilities as a result of a decrease in the discount rate applied in June 2014 as compared to the one used to calculate liabilities as of December 31, 2013.

15. SHORT-TERM BORROWINGS

        Short-term borrowings at June 30, 2014 reflect bank overdrafts and short term borrowings with various banks. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        As of June 30, 2014 and December 31, 2013, the Company had unused short-term lines of credit of approximately Euro 724.8 million and Euro 742.6 million, respectively.

        The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 259.0 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At June 30, 2014, these credit lines were utilized in the amount of Euro 0.1 million.

        Luxottica U.S. Holdings Corp. ("US Holdings") maintains unsecured lines of credit with two separate banks for an aggregate maximum credit of Euro 94.8 million (USD 130.0 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At June 30, 2014, Euro 4.8 million was utilized under these credit lines. However, there was Euro 40.2 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit.

        The blended average interest rate on these lines of credit is LIBOR plus a spread up to 20 basis points based on the different lines of credit.

        The carrying value of short-term borrowings approximates their fair value.

16. CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Group, as further described below in Note 21—"Long-term Debt."

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

17. ACCOUNTS PAYABLE

        Accounts payable were Euro 658.3 million and Euro 681.2 million as of June 30, 2014 and December 31, 2013, respectively. The balance is due in its entirety within 12 months.

        The carrying value of accounts payable approximates their fair value.

18. INCOME TAXES PAYABLE

        The balance of income taxes payable is detailed below:

(Amounts in thousands of Euro)	As of June 30, 2014 (unaudited)	As of December 31, 2013 (audited)

Current year income taxes payable fund	129,338	44,072
Income taxes advance payment	(33,905)	(34,595)

Total	95,433	9,477

        The expected effective tax rate (36%) for 2014 is consistent with the effective tax rate as of December 31, 2013.

        The increase in income tax payable is due to the timing of the tax payments in the different jurisdictions in which the group operates.

19. SHORT TERM PROVISIONS FOR RISKS AND OTHER CHARGES

        The balance as of June 30, 2013 and 2014 is detailed below respectively:

(Amounts in thousands of Euro)	Legal risk	Self-insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2012	578	4,769	12,150	12,477	36,057	66,032
Increases	623	5,926	369	14,598	24,113	45,629
Decreases	(410)	(4,963)	(1,040)	(3,161)	(15,076)	(24,649)
Foreign translation difference reclassifications and other movements	85	13	1	1,170	144	1,952

Balance as of June 30, 2013	876	5,745	11,481	25,624	45,238	88,964

(Amounts in thousands of Euro)	Legal risk	Self-insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2013	997	5,535	63,928	14,772	38,455	123,688
Increases	4	4,911	23	17,720	15,516	38,174
Decreases	(72)	(4,867)	(26)	(8,760)	(9,633)	(23,358)
Foreign translation difference reclassifications and other movements	1,346	(79)	94	6	407	1,775

Balance as of June 30, 2014	2,275	5,500	64,019	23,738	44,746	140,278

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

19. SHORT TERM PROVISIONS FOR RISKS AND OTHER CHARGES (Continued)

        The Company is self-insured for certain losses relating to workers' compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company's liability is estimated on an undiscounted basis using historical claims experience and industry averages.

        Legal risk includes provisions for various litigated matters that have occurred in the ordinary course of business.

        The tax provision mainly includes a total accrual of approximately Euro 40.0 million related to the tax audit of Luxottica S.r.l. for fiscal years subsequent to 2007.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

20. OTHER LIABILITIES

(Amounts in thousands of Euro)	As of June 30, 2014 (unaudited)	As of December 31, 2013 (audited)

Premiums and discounts	4,216	2,674
Leasing rental	18,308	16,535
Insurance	8,697	10,008
Sales taxes payable	58,336	37,838
Salaries payable	230,401	228,856
Due to social security authorities	30,631	33,640
Sales commissions	7,159	9,008
Royalties payable	3,973	3,742
Derivative financial liabilities	3,127	1,729
Other liabilities	154,830	130,852

Total financial liabilities	519,677	474,882

Deferred income	6,774	9,492
Advances from customers	27,573	33,396
Other liabilities	5,329	5,280

Total liabilities	39,677	48,168

Total other current liabilities	559,354	523,050

21. LONG-TERM DEBT

        Long-term debt was Euro 2,530.8 million and Euro 2,176.9 million as of June 30, 2014 and 2013, respectively.

        The roll-forward of long term debt as of June 30, 2013 and 2014 is as follows:

(Amounts in thousands of Euro)	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Credit agreement with various financial institutions	Credit agreement with various financial institutions for Oakley acquisition	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014	Total

Balance as of January 1, 2013	367,743	1,723,225	45,664	174,922	50,624	2,362,178

Proceeds from new and existing loans	—	—	—	—	3,585	3,585
Repayments	(70,000)	—	(46,016)	(80,679)	(19,788)	(216,483)
Loans assumed in business combinations	—	—	—	—	16,063	16,063
Amortization of fees and interests	(66)	(528)	34	87	4,420	3,947
Foreign translation difference	—	5,355	318	1,225	719	7,617
Balance as of June 30, 2013	297,677	1,728,052	—	95,555	55,623	2,176,907

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

21. LONG-TERM DEBT (Continued)

(Amounts in thousands of Euro)	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014	Total

Balance as of January 1, 2014	298,478	1,683,970	52,061	2,034,510

Proceeds from new and existing loans	—	494,655	1,511	496,166
Repayments	—	—	(13,281)	(13,281)
Loans assumed in business combinations	—	—	—	—
Amortization of fees and interests	823	7,108	—	7,931
Foreign translation difference	—	5,590	(110)	5,479
Balance as of June 30, 2014	299,302	2,191,322	40,181	2,530,805

        The Group uses debt financing to raise financial resources for long-term business operations and to finance acquisitions. The Group continues to seek debt refinancing at favorable market rates and actively monitors the debt capital markets in order to take appropriate action to issue debt, when appropriate. Our debt agreements contain certain covenants, including covenants that limit our ability to incur additional indebtedness (for more details see note 3(f)—Default risk: negative pledges and financial covenants to the 2013 Consolidated Financial Statements). As of June 30, 2014, we were in compliance with these financial covenants.

        The table below summarizes the Group's long-term debt.

Type	Series	Issuer/Borrower	Issue Date	CCY	Amount	Outstanding amount at the reporting date	Coupon / Pricing	Interest rate as of June 30, 2014	Maturity

2009 Term Loan		Luxottica Group S.p.A.	November 11, 2009	EUR	300,000,000	300,000,000	Euribor + 1.00%/2.75%	1.103%	November 30, 2014
Private Placement	B	Luxottica US Holdings	July 1, 2008	USD	127,000,000	127,000,000	6.420%	6.420%	July 1, 2015
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	November 10, 2010	EUR	500,000,000	500,000,000	4.000%	4.000%	November 10, 2015
Private Placement	D	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.190%	5.190%	January 29, 2017
Revolving Credit Facility 2012		Luxottica Group S.p.A.	April 17, 2012	EUR	500,000,000	—	Euribor + 1.30%/2.25%	—	April 10, 2019
Private Placement	G	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	3.750%	3.750%	September 15, 2017
Private Placement	C	Luxottica US Holdings	July 1, 2008	USD	128,000,000	128,000,000	6.770%	6.770%	July 1, 2018
Private Placement	F	Luxottica US Holdings	January 29, 2010	USD	75,000,000	75,000,000	5.390%	5.390%	January 29, 2019
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	March 19, 2012	EUR	500,000,000	500,000,000	3.625%	3.625%	March 19, 2019
Private Placement	E	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.750%	5.750%	January 29, 2020
Private Placement	H	Luxottica Group S.p.A.	September 30, 2010	USD	50,000,000	50,000,000	4.250%	4.250%	September 15, 2020
Private Placement	I	Luxottica US Holdings	December 15, 2011	USD	350,000,000	350,000,000	4.350%	4.350%	December 15, 2021
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	February 10, 2014	EUR	500,000,000	500,000,000	2.625%	2.625%	February 10, 2024

        The floating rate measures under "Coupon/Pricing" are based on the corresponding Euribor (Libor for US dollar loans) plus a margin in the range, indicated in the table, based on the "Net Debt/EBITDA" ratio, as defined in the applicable debt agreement.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

21. LONG-TERM DEBT (Continued)

        On March 19, 2012, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. On January 20, 2014, the Notes were assigned an A-credit rating by Standard & Poor's.

        On April 17, 2012, the Group and U.S. Holdings entered into a multicurrency (Euro/USD) revolving credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 500 million (or the equivalent in U.S. dollars) guaranteed by Luxottica Group, Luxottica S.r.l. and U.S. Holdings. The agent for this credit facility is Unicredit AG Milan Branch and the other lending banks are Bank of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank—Milan Branch, Banco Santander S.A., The Royal Bank of Scotland PLC and Unicredit S.p.A. The facility matures on April 10, 2019 and was not drawn as of June 30, 2014.

        On May 10, 2013 the Group Board of Directors authorized a Euro 2 billion "Euro Medium Term Note Programme" pursuant to which Luxottica Group S.p.A. may from time to time offer notes to investors in certain jurisdictions (excluding the United States, Canada, Japan and Australia). The notes issued under this program are listed on the Luxembourg Stock Exchange.

        On February 10, 2014, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due February 10, 2024. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS1030851791. Interest on the Notes accrues at 2.625% per annum. The Notes were assigned an A-credit rating.

        The fair value of long-term debt as of June 30, 2014 was equal to Euro 2,708.1 million of which Euro 302.9 million was short-term debt (Euro 2,144.9 as of December 31, 2013). The fair value of the debt equals the present value of future cash flows, calculated by utilizing the market rate currently available for similar debt, and adjusted in order to take into account the Group's current credit rating. The fair value of long-term debt excludes lease liabilities (Euro 24.3 million).

        On June 30, 2014 the Group had unused uncommitted lines (revolving) of Euro 500 million.

        Long-term debt, including capital lease obligations, as of June 30, 2014, matures as follows:

(Amounts in thousands of Euro)

2014	303,966
2015	613,336
2016	—
2017	102,483
2018 and subsequent years	1,491,491
Effect deriving from the adoption of the amortized cost method	19,529

Total	2,530,805

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

21. LONG-TERM DEBT (Continued)

        The net financial position and disclosure required by the Consob communication n. DEM/6064293 dated July 28, 2006 and by the CESR recommendation dated February 10, 2005 "Recommendation for the consistent application of the European Commission regulation on Prospectus" is as follows:

	(Amounts in thousands of Euro)	Notes	June 30, 2014 unaudited	December 31, 2013 audited

A	Cash and cash equivalents	6	1,183,200	617,995
B	Other availabilities		—	—
C	Hedging instruments on foreign exchange rates	9	446	6,039
D	Availabilities (A) + (B) + (C)		1,183,646	624,035
E	Current Investments
F	Bank overdrafts	15	80,907	44,921
G	Current portion of long-term debt	16	303,966	318,100
H	Hedging instruments on foreign exchange rates	20	3,127	1,471
I	Hedging instruments on interest rates	20	—	—
J	Current Liabilities (F) + (G) + (H) + (I)		388,000	364,492
K	Net Liquidity (J) - (E) - (D)		(795,646)	(259,543)
L	Long-term debt	21	35,517	32,440
M	Notes payables	21	2,191,322	1,683,970
N	Hedging instruments on interest rates	24	—	—
O	Total Non-Current Liabilities (L) + (M) + (N)		2,226,839	1,716,410
P	Net Financial Position (K) + (O)		1,431,193	1,456,867

        A reconciliation between the net financial position above and the net financial position presented in the Management Report is as follows:

(Amounts in thousands of Euro)	June 30, 2014 (unaudited)	December 31, 2013 (audited)

Net Financial Position, as presented in the Notes	1,431,193	1,456,867

Hedging instruments on foreign exchange rates	446	6,039
Hedging instruments on interest rates—ST	—	—
Hedging instruments on foreign exchange rates	(3,127)	(1,471)
Hedging instruments on interest rates—LT	—	—

Net Financial Position	1,428,512	1,461,435

        Our net financial position with respect to related parties is not material.

        In order to determine the fair value of financial instruments, the Group utilizes valuation techniques which are based on observable market prices (Mark to Market). These techniques therefore fall within Level 2 of the hierarchy of Fair Values identified by IFRS 13.

        IFRS 13 refers to valuation hierarchy techniques which are based on three levels:

  •
  Level 1: Inputs are quoted prices in an active market for identical assets or liabilities;

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

21. LONG-TERM DEBT (Continued)

  •
  Level 2: Inputs used in the valuations, other than the prices listed in Level 1, are observable for each financial asset or liability, both directly (prices) and indirectly (derived from prices); and

  •
  Level 3: Unobservable inputs used when observable inputs are not available in situations where there is little, if any, market activity for the asset or liability.

        In order to select the appropriate valuation techniques to utilize, the Group complies with the following hierarchy:

  a)
  Utilization of quoted prices in an active market for identical assets or liabilities (Comparable Approach);

  b)
  Utilization of valuation techniques that are primarily based on observable market prices; and

  c)
  Utilization of valuation techniques that are primarily based on non-observable market prices.

        The Group determined the fair value of the derivatives existing on June 30, 2014 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

        The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		June 30, 2014
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	466	—	466	—
Foreign Exchange Contracts and Interest Rate Derivatives	Other current liabilities	3,127	—	3,127	—

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2013
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	6,039	—	6,039	—
Interest Rate Derivatives	Other current liabilities	1,471	—	1,471	—

        As of June 30, 2014 and December 31, 2013, the Group did not have any Level 3 fair value measurements.

        The Group maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using the best and most relevant data available.

        The Group portfolio of foreign exchange derivatives includes only forward foreign exchange contracts on the most traded currencies with maturities of less than one year. The fair value of the portfolio is valued using observable market inputs including yield curves and foreign exchange spot and forward prices.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

22. EMPLOYEE BENEFITS

        Employee benefits amounted to Euro 103.4 million as of June 30, 2014 (Euro 76.4 million at December 31, 2013). The balance mainly included liabilities related to post-employment benefits of our Italian employees of Euro 50.3 million (Euro 46.8 million as of December 31, 2013) and of our U.S. employees of Euro 53.0 million (Euro 29.6 million as of December 31, 2013). The increase is primarily due to a reduction in the discount rate used to calculate the net liabilities as of June 30, 2014.

23. LONG-TERM PROVISIONS FOR RISK AND OTHER CHARGES

        The balance is detailed below (amounts in thousands of Euro):

(Amounts in thousands of Euro)	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of December 31, 2012	8,741	24,049	60,907	25,915	119,612

Increases	663	3,898	428	(541)	4,448
Decreases	(775)	(3,966)	(281)	(840)	(5,861)
Business combinations	383	—	—	240	623
Translation difference reclassifications and other movements	24	202	44	(3,027)	(2,756)

Balance as of June 30, 2013	9,037	24,184	61,098	21,747	116,066

(Amounts in thousands of Euro)	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of December 31, 2013	9,944	23,481	45,556	18,563	97,544

Increases	2,215	3,622	328	622	6,459
Decreases	(2,473)	(3,867)	—	(824)	(6,836)
Translation difference reclassifications and other movements	(190)	369	2,844	6,231	9,294

Balance as of June 30, 2014	9,496	23,605	48,767	24,592	106,461

        Other risks include (i) accruals for risks related to sales agents of certain Italian companies of Euro 5.8 million (Euro 5.8 million as of December 31, 2013) and (ii) accruals for decommissioning costs of certain subsidiaries of the Group operating in the retail segment of Euro 3.1 million (Euro 3.1 million as of December 31, 2013).

        For further details on the nature of the provision, see Note 19.

24. OTHER NON-CURRENT LIABILITIES

        The balance of other non-current liabilities was Euro 76.5 million as of June 30, 2014 (Euro 74.2 million as of December 31, 2013).

        Other non-current payables mainly include other long-term liabilities of the North American retail operations of Euro 38.1 million (Euro 40.3 million as of December 31, 2013).

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

25. LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital stock

        The share capital of Luxottica Group S.p.A. at June 30, 2014 amounted to Euro 28,831,981.08 and was comprised of 480,533,018 ordinary shares of stock with a par value of Euro 0.06 per share. At January 1, 2014, the capital stock amounted to Euro 28,653,640.38 and was comprised of 477,560,673 ordinary shares of stock with a par value of Euro 0.06 per share.

        Following the exercise of 2,972,345 options to purchase ordinary shares of stock granted to employees under existing stock option plans, the capital stock increased by Euro 178,341 in the first six months of 2014.

        The 2,972,345 options exercised in the period included 27,000 from the 2005 grant, 100,435 from the 2008 grant, 185,000 from the 2009 ordinary grant (reassignment of the 2006 and 2007 ordinary grants), 1,400,000 from the extraordinary 2009 grant (reassignment of the 2006 performance grant), 84,500 from the ordinary 2009 grant, 306,160 from the ordinary 2010 grant and 869,250 from the 2011 ordinary grant.

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with article 2430 of the Italian Civil Code.

Additional paid-in capital

        This reserve increases with the expensing of options or excess tax benefits from the exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated subsidiaries' equity in excess of the corresponding carrying amounts of investments in the same subsidiaries. This item also includes amounts arising as a result of consolidation adjustments.

Translation of foreign operations

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury reserve

        Treasury reserve was equal to Euro 73.9 million as of June 30, 2014 (Euro 83.1 million as of December 31, 2013). The decrease of Euro 9.2 million was due to 509,500 grants to certain top executives of treasury shares as a result of the Group having achieved the financial targets identified by the Board of Directors under the 2011 PSP. As a result of these equity grants, the number of Group treasury shares was reduced to 3,647,725 as of June 30, 2014 from 4,157,225 as of December 31, 2013.

26. NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests amounted to Euro 9.4 million and Euro 7.1 million at June 30, 2014 and December 31, 2013, respectively.

27. NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

        Please refer to Section 3—"Financial Results" in the Management Report on the Interim Financial Results as of June 30, 2014 (unaudited).

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

28. COMMITMENTS AND RISKS

        The Group has commitments under contractual agreements in place. Such commitments related to the following:

  •
  Royalty agreements signed with certain designers whereby the Group is required to pay royalties and advertising fees calculated as a percentage of turnover guaranteeing, in some cases, a minimum annual amount. These agreements require minimum payments of an aggregate of Euro 504.2 million as of June 30, 2014 and Euro 536.9 million as of December 31, 2013.

  •
  Rental and operating lease agreements for various stores, plants, warehouses and offices, along with a portion of the IT system and motor vehicles. The agreements include renewal options subject to various conditions. The rental and licensing agreements for the Group's points of sale in the United States often include rent increase clauses and conditions requiring the payment of progressively higher rent installments, in addition to an established minimum, in relation to the achievement of sales targets set forth in such agreements. Future minimum rental payments required under these rental and operating agreements were Euro 1,225.2 million as of June 30, 2014 and Euro 1,225.5 million as of December 31, 2013.

  •
  Other commitments which include future payments for endorsement contracts, supplier purchases and other long-term commitments mainly consist of machinery and equipment and auto lease commitments were Euro 113.0 million as of June 30, 2014 and Euro 120.1 million as of December 31, 2013.

Guarantees

  •
  The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for five stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At June 30, 2014, the Group's maximum liability amounted to Euro 1.4 million (Euro 1.7 million at December 31, 2013).

  •
  A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 3.0 million (USD 4.0 million) at June 30, 2014 (Euro 1.1 million at December 31, 2013). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. This liability is not significant to the Interim Financial Results as of June 30, 2014 (unaudited).

Litigation

French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation is ongoing, and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Group intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

28. COMMITMENTS AND RISKS (Continued)

Other proceedings

        The Group is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Group's consolidated financial position or results of operations.

29. RELATED PARTY TRANSACTIONS

Licensing Agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. The license expires on December 31, 2014 but is renewable until December 31, 2019. Royalties paid under this agreement to BBG amounted to Euro 0.4 million and Euro 0.4 million in the first six months of 2014 and 2013, respectively.

Service Revenues

        During the periods ended June 30, 2014 and 2013, respectively, U.S. Holdings performed consulting and advisory services relating to risk management and insurance for Brooks Brothers Group, Inc. Amounts received for the services provided during these periods were immaterial in each period. Management believes that the compensation received for these services was fair to the Company.

Incentive Stock Option Plan

        On September 14, 2004, the Company announced that its primary stockholder, Leonardo Del Vecchio, had allocated 2.11% of the shares of the Company—equal to 9.6 million shares, owned by him through the company La Leonardo Finanziaria S.r.l. and currently owned through Delfin S.à r.l., a financial company owned by the Del Vecchio family, to a stock option plan for the senior management of the Company. The options became exercisable on June 30, 2006 following the meeting of certain economic objectives and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. In the first six months of 2014, the last 0.3 million rights were exercised as part of this plan. In the same period of 2013, 3.1 million rights were exercised. There were approximately 330 thousand options outstanding as of June 30, 2013.

        A summary of related party transactions as of June 30, 2014 and June 30, 2013 is provided below:

	Consolidated Statement of Income		Consolidated Statement of Financial Position
As of June 30, 2014 Related parties (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc	233	315	10	276
Eyebiz Laboratories Pty Limited	2,585	24,526	8,992	9,443
Salmoiraghi & Viganò	14,885	—	53,042	—
Others	1,286	608	2,957	438

Total	18,990	25,449	65,001	10,157

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

29. RELATED PARTY TRANSACTIONS (Continued)

	Consolidated Statement of Income		Consolidated Statement of Financial Position
As of June 30, 2013 Related parties (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group Inc	—	290	10	53
Eyebiz Laboratories Pty Limited	913	24,669	6,316	6,443
Salmoiraghi & Viganò	6,535	1	53,378	—
Others	283	258	331	95

Total	7,731	25,218	60,034	6,591

        Total remuneration due to key managers in the first six months of 2014 amounted to approximately Euro 17.8 million (Euro 17.2 million at June 30, 2013).

30. EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net profit attributable to the stockholders of the Company for the periods ended June 30, 2014 and 2013, amounting to Euro 392.5 million and Euro 371.2 million, respectively, to the number of outstanding shares on such dates—basic and dilutive of the Company.

        Basic earnings per share in the first six months of 2014 amounted to Euro 0.83 compared to Euro 0.79 in the same period in 2013. Diluted earnings per share in the first six months of 2014 amounted to Euro 0.82, compared to Euro 0.78 in the same period in 2013.

        The table below provides a reconciliation of the weighted average number of shares used to calculate basic and diluted earnings per share:

	As of June 30
	2014	2013

Weighted average shares outstanding—basic	474,464,497	470,908,944
Effect of dilutive stock options	3,453,178	4,596,883
Weighted average shares outstanding—dilutive	477,917,675	475,505,827
Options not included in calculation of dilutive shares as the average value was greater than the average price during the respective period or performance measures related to the awards have not yet been met	1,881,317	1,622,639

31. ATYPICAL AND/OR UNUSUAL OPERATIONS

        There were no atypical and/or unusual transactions, as defined by the Consob communication n. 60644293 dated July 28, 2006, that occurred in the first six months of 2014 or 2013.

32. SEASONAL AND CYCLICAL EFFECTS ON OPERATIONS

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 49.2 percent and 46.0 percent of our net sales in the first six months of 2014 and 2013, respectively.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2014
(UNAUDITED)

33. NON-RECURRING TRANSACTIONS

        In the first six months of 2014 there were no non-recurring events.

        In the first six months of 2013, the Group incurred non-recurring expenses totaling Euro 9.0 million related to the restructuring of Alain Mikli International, a French luxury and contemporary eyewear company. The Group recorded a tax benefit related to these expenses of approximately Euro 3.1 million.

34. SHARE-BASED PAYMENTS

        On April 29, 2014, a Performance Shares Plan for senior managers and employees of the Company identified by the Board of Directors of the Company (the "Board") was adopted (the "2014 PSP"). The beneficiaries of the 2014 PSP are granted the right to receive ordinary shares, without consideration, if certain financial targets set by the Board of Directors are achieved over a specified three-year period.

        On the same date, the Board of Directors granted certain key employees 1,203,900 rights to receive ordinary shares ("units") Pursuant to the 2014 PSP plan.

        The fair value of the units was estimated on the grant date using the binomial model and the following weighted average assumptions:

Share Price at grant date	41.08
Expected life	3 years
Dividend Yield	1.76%

        The fair value of the units granted under the 2014 PSP was Euro 39.03 per unit.

35. SUBSEQUENT EVENTS

        There were no events subsequent June 30, 2014 and up to the date this report was authorized for issue.

******************************************************

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN THE EURO

	Average exchange rate as of June 30, 2014	Final exchange rate as of June 30, 2014	Average exchange rate as of June 30, 2013	Final exchange rate as of December 31, 2013

(per €1)
Argentine Peso	10.7293	11.1068	6.7283	8.9891
Australian Dollar	1.4989	1.4537	1.2950	1.5423
Brazilian Real	3.1499	3.0002	2.6667	3.2576
Canadian Dollar	1.5029	1.4589	1.3336	1.4671
Chilean Peso	757.7884	753.6290	628.3648	724.7690
Chinese Renminbi	8.4500	8.4722	8.1259	8.3491
Colombian Peso	2,686.0964	2,568.2600	2,398.3409	2,664.4199
Croatian Kuna	7.6247	7.5760	7.5705	7.6265
Great Britain Pound	0.8213	0.8015	0.8507	0.8337
Hong Kong Dollar	10.6292	10.5858	10.1862	10.6933
Hungarian Forint	306.9310	309.3000	296.1441	297.0400
Indian Rupee	83.2892	82.2023	72.2349	85.3660
Israeli Shekel	4.7706	4.6960	4.8158	4.7880
Japanese Yen	140.4028	138.4400	125.3869	144.7200
Malaysian Ringgit	4.4771	4.3856	4.0379	4.5221
Mexican Peso	17.9747	17.7124	16.4875	18.0731
Namibian Dollar	14.6758	14.4597	12.1106	14.5660
New Zealand Dollar	1.6149	1.5626	1.5863	1.6762
Norwegian Krona	8.2766	8.4035	7.5208	8.3630
Peruvian Nuevo Sol	3.8378	3.8125	3.4369	3.8586
Polish Zloty	4.1755	4.1568	4.1773	4.1543
Russian Ruble	47.9924	46.3779	#N/D	45.3246
Singapore Dollar	1.7279	1.7047	1.6321	1.7414
South African Rand	14.6758	14.4597	12.1106	14.5660
South Korean Won	1,438.2898	1,382.0400	1,449.8232	1,450.9301
Swedish Krona	8.9535	9.1762	8.5284	8.8591
Swiss Franc	1.2215	1.2156	1.2298	1.2276
Taiwan Dollar	41.3844	40.8047	38.9553	41.1400
Thai Baht	44.6170	44.3230	39.1668	45.1780
Turkish Lira	2.9678	2.8969	2.3800	2.9605
U.S. Dollar	1.3703	1.3658	1.3129	1.3791
United Arab Emirates Dirham	5.0333	5.0164	4.8221	5.0654

Attachment 2

Investments of Luxottica Group S.p.A.

        In compliance with Consob Regulation no. 6064293 dated July 28, 2006, the following table includes a list of Luxottica Group S.p.A. investments as of June 30, 2014. For each investment, the list provides the company's name, address, share capital, shares held directly and indirectly by the parent company and each of the subsidiaries and the applicable consolidation method. In particular, all the companies listed below are consolidated on a line-item basis, except for those indicated with "**" which are consolidated using the equity method of accounting.

Company	Shareholder	Registered address	Share capital in local currency	Share Capital	Direct % of ownership	Group % of ownership

1242 PRODUCTIONS INC	OAKLEY INC	TUMWATER-WASHINGTON	USD	100,000.00	100.00	100.00
AIR SUN	SUNGLASS HUT TRADING LLC	MASON-OHIO	USD	1.00	70.00	70.00
ALAIN MIKLI INTERNATIONAL SAS	LUXOTTICA GROUP SPA	PARIS	EUR	4,459,786.64	100.00	100.00
ALAIN MIKLI SCHWEIZ AM AG	ALAIN MIKLI INTERNATIONAL SAS	LUPFIG	CHF	100,000.00	100.00	100.00
ARNETTE OPTIC ILLUSIONS INC	LUXOTTICA US HOLDINGS CORP	IRVINE-CALIFORNIA	USD	1.00	100.00	100.00
AUTANT POUR VOIR QUE POUR ETRE' VUES SARL	ALAIN MIKLI INTERNATIONAL SAS	PARIS	EUR	15,245.00	100.00	100.00
BEIJING SI MING DE TRADING CO LTD*	SPV ZETA Optical Trading (Beijing) Co Ltd	BEIJING	CNR	30,000.00	100.00	100.00
BUDGET EYEWEAR AUSTRALIA PTY LTD	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	341,762.00	100.00	100.00
BUDGET SPECS (FRANCHISING) PTY LTD	BUDGET EYEWEAR AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	2.00	100.00	100.00
CENTRE PROFESSIONNEL DE VISION USSC INC	THE UNITED STATES SHOE CORPORATION	NEW BRUNSWICK	CAD	1.00	100.00	100.00
COLE VISION SERVICES INC	EYEMED VISION CARE LLC	DOVER-DELAWARE	USD	10.00	100.00	100.00
COLLEZIONE RATHSCHULER SRL	LUXOTTICA GROUP SPA	AGORDO	EUR	10,000.00	100.00	100.00
DAVID CLULOW BRIGHTON LIMITED(**)	LUXOTTICA RETAIL UK LTD	LONDON	GBP	2.00	50.00	50.00
DAVID CLULOW COBHAM LIMITED(**)	LUXOTTICA RETAIL UK LTD	LONDON	GBP	2.00	100.00	100.00
DAVID CLULOW CROUCH END LIMITED(**)	LUXOTTICA RETAIL UK LTD	LONDON	GBP	2.00	50.00	50.00
DAVID CLULOW LOUGHTON LIMITED(**)	LUXOTTICA RETAIL UK LTD	LONDON	GBP	2.00	50.00	50.00
DAVID CLULOW MARLOW LIMITED(**)	LUXOTTICA RETAIL UK LTD	LONDON	GBP	2.00	50.00	50.00
DAVID CLULOW NEWBURY LIMITED(**)	LUXOTTICA RETAIL UK LTD	LONDON	GBP	2.00	50.00	50.00
DAVID CLULOW OXFORD LIMITED(**)	LUXOTTICA RETAIL UK LTD	LONDON	GBP	2.00	50.00	50.00
DAVID CLULOW RICHMOND LIMITED(**)	LUXOTTICA RETAIL UK LTD	LONDON	GBP	2.00	100.00	100.00
DAVID CLULOW WIMBLEDON LIMITED(**)	LUXOTTICA RETAIL UK LTD	LONDON	GBP	2.00	50.00	50.00

Company	Shareholder	Registered address	Share capital in local currency	Share Capital	Direct % of ownership	Group % of ownership

DEVLYN OPTICAL LLC(**)	LUXOTTICA RETAIL NORTH AMERICA INC	HOUSTON	USD	100.00	30.00	30.00
ENTERPRISES OF LENSCRAFTERS LLC	LUXOTTICA RETAIL NORTH AMERICA INC	MARION-OHIO	USD	1,000.00	100.00	100.00
EYE SAFETY SYSTEMS INC	OAKLEY INC	DOVER-DELAWARE	USD	1.00	100.00	100.00
EYEBIZ LABORATORIES PTY LIMITED(**)	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	10,000,005.00	30.00	30.00
EYEMED INSURANCE COMPANY	LUXOTTICA US HOLDINGS CORP	PHOENIX-ARIZONA	USD	250,000.00	100.00	100.00
EYEMED VISION CARE HMO OF TEXAS INC	THE UNITED STATES SHOE CORPORATION	HOUSTON-TEXAS	USD	1,000.00	100.00	100.00
EYEMED VISION CARE IPA LLC	EYEMED VISION CARE LLC	NEW YORK-NEW YORK	USD	1.00	100.00	100.00
EYEMED VISION CARE LLC	LUXOTTICA RETAIL NORTH AMERICA INC	DOVER-DELAWARE	USD	1.00	100.00	100.00
EYEMED/ LCA—VISION LLC(**)	EYEMED VISION CARE LLC	RENO-NEVADA	USD	2.00	50.00	50.00
EYEXAM OF CALIFORNIA INC	THE UNITED STATES SHOE CORPORATION	IRVINE-CALIFORNIA	USD	10.00	100.00	100.00
FIRST AMERICAN ADMINISTRATORS INC	EYEMED VISION CARE LLC	PHOENIX-ARIZONA	USD	1,000.00	100.00	100.00
GIBB AND BEEMAN PTY LIMITED	OPSM GROUP PTY LIMITED	MACQUARIE PARK-NSW	AUD	399,219.00	100.00	100.00
GLASSES.COM INC	LUXOTTICA US HOLDINGS CORP	CLEVELAND OHIO	USD	100.00	100.00	100.00
GUANGZHOU MING LONG OPTICAL TECHNOLOGY CO LTD	LUXOTTICA (CHINA) INVESTMENT CO LTD	GUANGZHOU CITY	CNR	360,500,000.00	100.00	100.00
INVEROPTIC SAU	SUNGLASS HUT IBERIA S.L.	BARCELONA	EUR	60,101.21	100.00	100.00
JUST SPECTACLES (FRANCHISOR) PTY LTD	OF PTY LTD	MACQUARIE PARK-NSW	AUD	200.00	100.00	100.00
JUST SPECTACLES PTY LTD	OF PTY LTD	MACQUARIE PARK-NSW	AUD	2,000.00	100.00	100.00
LAUBMAN AND PANK PTY LTD	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	2,370,448.00	100.00	100.00
LENSCRAFTERS INTERNATIONAL INC	THE UNITED STATES SHOE CORPORATION	MARION-OHIO	USD	500.00	100.00	100.00
LRE LLC	LUXOTTICA RETAIL NORTH AMERICA INC	MARION-OHIO	USD	1.00	100.00	100.00
LUNETTES BERLIN GMBH	ALAIN MIKLI INTERNATIONAL SAS	BERLIN	EUR	25,000.00	100.00	100.00
LUNETTES GROUP LIMITED	LUXOTTICA RETAIL HONG KONG LIMITED	TAIPEI	MOP	1,000,000.00	99.00	100.00
	LUXOTTICA HONG KONG WHOLESALE LIMITED	TAIPEI	MOP	1,000,000.00	1.00	100.00
LUNETTES HONG KONG LIMITED	ALAIN MIKLI INTERNATIONAL SAS	HONG KONG	HKD	10,000.00	100.00	100.00
LUNETTES TAIPEI LTD	ALAIN MIKLI INTERNATIONAL SAS	TAIPEI	TWD	5,000,000.00	100.00	100.00
LUXOTTICA (CHINA) INVESTMENT CO LTD	LUXOTTICA TRADING AND FINANCE LIMITED	SHANGHAI	CNR	934,458,960.05	100.00	100.00

Company	Shareholder	Registered address	Share capital in local currency	Share Capital	Direct % of ownership	Group % of ownership

LUXOTTICA (SHANGHAI) TRADING CO LTD	LUXOTTICA HOLLAND BV	SHANGHAI	EUR	1,000,000.00	100.00	100.00
LUXOTTICA (SWITZERLAND) AG	LUXOTTICA GROUP SPA	ZURICH	CHF	100,000.00	100.00	100.00
LUXOTTICA ARGENTINA SRL	LUXOTTICA GROUP SPA	BUENOS AIRES	ARS	7,159,251.00	93.99	100.00
	LUXOTTICA SRL	BUENOS AIRES	ARS	7,159,251.00	6.01	100.00
LUXOTTICA AUSTRALIA PTY LTD	OPSM GROUP PTY LIMITED	MACQUARIE PARK-NSW	AUD	1,715,000.00	100.00	100.00
LUXOTTICA BELGIUM NV	LUXOTTICA SRL	BERCHEM	EUR	62,000.00	1.00	100.00
	LUXOTTICA GROUP SPA	BERCHEM	EUR	62,000.00	99.00	100.00
LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA	OAKLEY CANADA INC	SAN PAOLO	BRL	588,457,587.00	42.01	100.00
	LUXOTTICA GROUP SPA	SAN PAOLO	BRL	588,457,587.00	57.99	100.00
	LUXOTTICA SRL	SAN PAOLO	BRL	588,457,587.00	0.00	100.00
LUXOTTICA CANADA INC	LUXOTTICA GROUP SPA	NEW BRUNSWICK	CAD	200.00	100.00	100.00
LUXOTTICA CENTRAL EUROPE KFT	LUXOTTICA HOLLAND BV	BUDAPEST	HUF	3,000,000.00	100.00	100.00
LUXOTTICA COMMERCIAL SERVICE (DONGGUAN) CO LTD	LUXOTTICA TRADING AND FINANCE LIMITED	DongGuan City, GuangDong	CNR	3,000,000.00	100.00	100.00
Luxottica ExTrA Limited	LUXOTTICA TRADING AND FINANCE LIMITED	DUBLIN	EUR	1.00	100.00	100.00
LUXOTTICA FASHION BRILLEN VERTRIEBS GMBH	LUXOTTICA GROUP SPA	GRASBRUNN	EUR	230,081.35	100.00	100.00
LUXOTTICA FRAMES SERVICE SA DE CV	LUXOTTICA MEXICO SA DE CV	MEXICO CITY	MXN	2,350,000.00	99.98	100.00
	LUXOTTICA GROUP SPA	MEXICO CITY	MXN	2,350,000.00	0.02	100.00
LUXOTTICA FRANCE SAS	LUXOTTICA GROUP SPA	VALBONNE	EUR	534,000.00	100.00	100.00
LUXOTTICA FRANCHISING AUSTRALIA PTY LIMITED	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	2.00	100.00	100.00
LUXOTTICA FRANCHISING CANADA INC	LUXOTTICA NORTH AMERICA DISTRIBUTION LLC	NEW BRUNSWICK	CAD	1,000.00	100.00	100.00
LUXOTTICA GOZLUK ENDUSTRI VE TICARET ANONIM SIRKETI	LUXOTTICA HOLLAND BV	CIGLI-IZMIR	LTL	10,390,459.89	0.00	100.00
	LUXOTTICA LEASING SRL	CIGLI-IZMIR	LTL	10,390,459.89	0.00	100.00
	SUNGLASS HUT NETHERLANDS BV	CIGLI-IZMIR	LTL	10,390,459.89	35.16	100.00
	LUXOTTICA GROUP SPA	CIGLI-IZMIR	LTL	10,390,459.89	64.84	100.00
	LUXOTTICA SRL	CIGLI-IZMIR	LTL	10,390,459.89	0.00	100.00
LUXOTTICA HELLAS AE	LUXOTTICA GROUP SPA	PALLINI	EUR	1,752,900.00	70.00	70.00
LUXOTTICA HOLLAND BV	LUXOTTICA GROUP SPA	AMSTERDAM	EUR	45,000.00	100.00	100.00
LUXOTTICA HONG KONG WHOLESALE LIMITED	LUXOTTICA TRADING AND FINANCE LIMITED	HONG KONG-HONG KONG	HKD	10,000,000.00	100.00	100.00
LUXOTTICA IBERICA SA	LUXOTTICA GROUP SPA	BARCELONA	EUR	1,382,901.00	100.00	100.00
LUXOTTICA INDIA EYEWEAR PRIVATE LIMITED	LUXOTTICA LEASING SRL	GURGAON-HARYANA	RUP	1,330,400.00	0.00	100.00
	LUXOTTICA HOLLAND BV	GURGAON-HARYANA	RUP	1,330,400.00	100.00	100.00
LUXOTTICA ITALIA SRL	LUXOTTICA GROUP SPA	AGORDO	EUR	5,000,000.00	100.00	100.00
LUXOTTICA KOREA LTD	LUXOTTICA GROUP SPA	SEOUL	KRW	120,000,000.00	100.00	100.00

Company	Shareholder	Registered address	Share capital in local currency	Share Capital	Direct % of ownership	Group % of ownership

LUXOTTICA LEASING SRL	LUXOTTICA GROUP SPA	AGORDO	EUR	36,000,000.00	100.00	100.00
LUXOTTICA MEXICO SA DE CV	LUXOTTICA SRL	MEXICO CITY	MXN	342,000,000.00	4.00	100.00
	LUXOTTICA GROUP SPA	MEXICO CITY	MXN	342,000,000.00	96.00	100.00
LUXOTTICA MIDDLE EAST FZE	LUXOTTICA GROUP SPA	DUBAI	AED	1,000,000.00	100.00	100.00
LUXOTTICA NEDERLAND BV	LUXOTTICA GROUP SPA	HEEMSTEDE	EUR	453,780.22	51.00	51.00
LUXOTTICA NORDIC AB	LUXOTTICA GROUP SPA	STOCKHOLM	SEK	250,000.00	100.00	100.00
LUXOTTICA NORGE AS	LUXOTTICA GROUP SPA	KONGSBERG	NOK	100,000.00	100.00	100.00
LUXOTTICA NORTH AMERICA DISTRIBUTION LLC	LUXOTTICA USA LLC	DOVER-DELAWARE	USD	1.00	100.00	100.00
LUXOTTICA OPTICS LTD	LUXOTTICA GROUP SPA	TEL AVIV	ILS	43.50	100.00	100.00
LUXOTTICA POLAND SP ZOO	LUXOTTICA HOLLAND BV	CRACOV	PLN	390,000.00	75.00	100.00
	LUXOTTICA GROUP SPA	CRACOV	PLN	390,000.00	25.00	100.00
LUXOTTICA PORTUGAL-COMERCIO DE OPTICA SA	LUXOTTICA GROUP SPA	LISBON	EUR	700,000.00	99.79	100.00
	LUXOTTICA SRL	LISBON	EUR	700,000.00	0.21	100.00
LUXOTTICA RETAIL AUSTRALIA PTY LTD	OPSM GROUP PTY LIMITED	MACQUARIE PARK-NSW	AUD	307,796.00	100.00	100.00
LUXOTTICA RETAIL CANADA INC	LUXOTTICA RETAIL NORTH AMERICA INC	NEW BRUNSWICK	CAD	12,671.00	3.27	100.00
	THE UNITED STATES SHOE CORPORATION	NEW BRUNSWICK	CAD	12,671.00	43.82	100.00
	LENSCRAFTERS INTERNATIONAL INC	NEW BRUNSWICK	CAD	12,671.00	52.91	100.00
LUXOTTICA RETAIL FRANCHISING AUSTRALIA PTY LIMITED	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	2.00	100.00	100.00
LUXOTTICA RETAIL HONG KONG LIMITED	PROTECTOR SAFETY INDUSTRIES PTY LTD	HONG KONG-HONG KONG	HKD	149,127,000.00	100.00	100.00
LUXOTTICA RETAIL NEW ZEALAND LIMITED	PROTECTOR SAFETY INDUSTRIES PTY LTD	AUCKLAND	NZD	67,700,100.00	100.00	100.00
LUXOTTICA RETAIL NORTH AMERICA INC	THE UNITED STATES SHOE CORPORATION	MARION-OHIO	USD	1.00	100.00	100.00
LUXOTTICA RETAIL UK LTD	SUNGLASS HUT TRADING LLC	ST ALBANS-HERTFORDSHIRE	GBP	24,410,765.00	0.86	100.00
	LUXOTTICA GROUP SPA	ST ALBANS-HERTFORDSHIRE	GBP	24,410,765.00	68.00	100.00
	SUNGLASS HUT OF FLORIDA INC	ST ALBANS-HERTFORDSHIRE	GBP	24,410,765.00	31.14	100.00
LUXOTTICA RUS LLC	LUXOTTICA HOLLAND BV	MOSCOW	RUB	123,000,000.00	1.00	100.00
	SUNGLASS HUT NETHERLANDS BV	MOSCOW	RUB	123,000,000.00	99.00	100.00
LUXOTTICA SOUTH AFRICA PTY LTD	LUXOTTICA GROUP SPA	CAPE TOWN-OBSERVATORY	ZAR	2,200.02	100.00	100.00
LUXOTTICA SOUTH EAST ASIA PTE LTD	LUXOTTICA HOLLAND BV	SINGAPORE	SGD	1,360,000.00	100.00	100.00
LUXOTTICA SOUTH EASTERN EUROPE LTD	LUXOTTICA HOLLAND BV	NOVIGRAD	HRK	1,000,000.00	100.00	100.00

Company	Shareholder	Registered address	Share capital in local currency	Share Capital	Direct % of ownership	Group % of ownership

LUXOTTICA SOUTH PACIFIC HOLDINGS PTY LIMITED	LUXOTTICA GROUP SPA	MACQUARIE PARK-NSW	AUD	322,797,001.00	100.00	100.00
LUXOTTICA SOUTH PACIFIC PTY LIMITED	LUXOTTICA SOUTH PACIFIC HOLDINGS PTY LIMITED	MACQUARIE PARK-NSW	AUD	460,000,001.00	100.00	100.00
LUXOTTICA SRL	LUXOTTICA GROUP SPA	AGORDO	EUR	10,000,000.00	100.00	100.00
LUXOTTICA SUN CORPORATION	LUXOTTICA US HOLDINGS CORP	DOVER-DELAWARE	USD	1.00	100.00	100.00
LUXOTTICA TRADING AND FINANCE LIMITED	LUXOTTICA GROUP SPA	DUBLIN	EUR	626,543,403.00	100.00	100.00
LUXOTTICA TRISTAR (DONGGUAN) OPTICAL CO LTD	LUXOTTICA HOLLAND BV	DONGUAN CITY	USD	96,000,000.00	100.00	100.00
LUXOTTICA UK LTD	LUXOTTICA GROUP SPA	S. ALBANS-HERTFORDSHIRE	GBP	90,000.00	100.00	100.00
LUXOTTICA US HOLDINGS CORP	LUXOTTICA GROUP SPA	DOVER-DELAWARE	USD	100.00	100.00	100.00
LUXOTTICA USA LLC	ARNETTE OPTIC ILLUSIONS INC	NEW YORK-NY	USD	1.00	100.00	100.00
LUXOTTICA VERTRIEBSGESELLSCHAFT MBH	LUXOTTICA GROUP SPA	VIENNA	EUR	508,710.00	100.00	100.00
LUXOTTICA WHOLESALE (THAILAND) LTD	LUXOTTICA SRL	BANGKOK	THB	100,000,000.00	0.00	100.00
	LUXOTTICA GROUP SPA	BANGKOK	THB	100,000,000.00	100.00	100.00
	LUXOTTICA HOLLAND BV	BANGKOK	THB	100,000,000.00	0.00	100.00
LUXOTTICA WHOLESALE MALAYSIA SDN BHD	LUXOTTICA GROUP SPA	KUALA LUMPUR	MYR	4,500,000.00	100.00	100.00
LVD SOURCING LLC	LUXOTTICA NORTH AMERICA DISTRIBUTION LLC	DOVER-DELAWARE	USD	5,000.00	51.00	51.00
MDD OPTIC DIFFUSION GMBH	ALAIN MIKLI INTERNATIONAL SAS	MUNICH	EUR	25,000.00	100.00	100.00
MDE DIFUSION OPTIQUE SL	ALAIN MIKLI INTERNATIONAL SAS	BARCELONA	EUR	4,000.00	100.00	100.00
MDI DIFFUSIONE OTTICA SRL	ALAIN MIKLI INTERNATIONAL SAS	AGORDO	EUR	10,000.00	100.00	100.00
MIKLI (HONG KONG) LIMITED	ALAIN MIKLI INTERNATIONAL SAS	HONG KONG	HKD	1,000,000.00	100.00	100.00
MIKLI ASIA LIMITED	ALAIN MIKLI INTERNATIONAL SAS	HONG KONG	HKD	10,000.00	100.00	100.00
MIKLI CHINA LTD	MIKLI ASIA LIMITED	SHANGHAI	CNR	1,000,000.00	100.00	100.00
MIKLI DIFFUSION FRANCE SAS	ALAIN MIKLI INTERNATIONAL SAS	PARIS	EUR	1,541,471.20	100.00	100.00
MIKLI JAPON KK	ALAIN MIKLI INTERNATIONAL SAS	TOKYO	JPY	85,800,000.00	100.00	100.00
MIKLI MANAGEMENT SERVICES LIMITED	MIKLI ASIA LIMITED	HONG KONG	HKD	1,000,000.00	100.00	100.00
MIKLI TAIWAN LTD	MIKLI ASIA LIMITED	TAIPEI	TWD	500,000.00	100.00	100.00
MIRARI JAPAN CO LTD	LUXOTTICA GROUP SPA	TOKYO	JPY	473,700,000.00	15.83	100.00
	LUXOTTICA HOLLAND BV	TOKYO	JPY	473,700,000.00	84.17	100.00
MKL MACAU LIMITED	ALAIN MIKLI INTERNATIONAL SAS	MACAU	MOP	100,000.00	99.00	100.00
	LUXOTTICA GROUP SPA	MACAU	MOP	100,000.00	1.00	100.00
MY-OP (NY) LLC	OLIVER PEOPLES INC	DOVER-DELAWARE	USD	1.00	100.00	100.00
OAKLEY (SCHWEIZ) GMBH	OAKLEY INC	ZURICH	CHF	20,000.00	100.00	100.00

Company	Shareholder	Registered address	Share capital in local currency	Share Capital	Direct % of ownership	Group % of ownership

OAKLEY AIR JV	OAKLEY SALES CORP	CHICAGO-ILLINOIS	USD	1.00	70.00	70.00
OAKLEY CANADA INC	OAKLEY INC	SAINT LAUREN-QUEBEC	CAD	10,107,907.00	100.00	100.00
OAKLEY EDC INC	OAKLEY INC	TUMWATER-WASHINGTON	USD	1,000.00	100.00	100.00
OAKLEY EUROPE SNC	OAKLEY HOLDING SAS	ANNECY	EUR	25,157,390.20	100.00	100.00
OAKLEY GMBH	OAKLEY INC	MONACO	EUR	25,000.00	100.00	100.00
OAKLEY HOLDING SAS	OAKLEY INC	ANNECY	EUR	6,129,050.00	100.00	100.00
OAKLEY ICON LIMITED	LUXOTTICA TRADING AND FINANCE LIMITED	DUBLIN 2	EUR	1.00	100.00	100.00
OAKLEY INC	LUXOTTICA US HOLDINGS CORP	TUMWATER-WASHINGTON	USD	10.00	100.00	100.00
OAKLEY IRELAND OPTICAL LIMITED	OAKLEY INC	DUBLIN 2	EUR	225,000.00	100.00	100.00
OAKLEY JAPAN KK	OAKLEY INC	TOKYO	JPY	10,000,000.00	100.00	100.00
OAKLEY SALES CORP	OAKLEY INC	TUMWATER-WASHINGTON	USD	1,000.00	100.00	100.00
OAKLEY SCANDINAVIA AB	OAKLEY ICON LIMITED	STOCKHOLM	SEK	100,000.00	100.00	100.00
OAKLEY SOUTH PACIFIC PTY LTD	OPSM GROUP PTY LIMITED	VICTORIA-MELBOURNE	AUD	12.00	100.00	100.00
OAKLEY SPAIN SL	OAKLEY ICON LIMITED	BARCELONA	EUR	3,100.00	100.00	100.00
OAKLEY UK LTD	OAKLEY INC	ST ALBANS-HERTFORDSHIRE	GBP	1,000.00	100.00	100.00
OF PTY LTD	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NEW SOUTH WALES	AUD	35,785,000.00	100.00	100.00
OLIVER PEOPLES INC	OAKLEY INC	IRVINE-CALIFORNIA	USD	1.00	100.00	100.00
OPSM GROUP PTY LIMITED	LUXOTTICA SOUTH PACIFIC PTY LIMITED	MACQUARIE PARK-NSW	AUD	67,613,043.50	100.00	100.00
OPTICAL PROCUREMENT SERVICES LLC	LUXOTTICA RETAIL NORTH AMERICA INC	DOVER	USD	100.00	100.00	100.00
OPTICAS GMO CHILE SA	LUXOTTICA GROUP SPA	HUECHURABA	CLP	6,000,343.00	0.00	100.00
	SUNGLASS HUT IBERIA S.L.	HUECHURABA	CLP	6,000,343.00	100.00	100.00
OPTICAS GMO COLOMBIA SAS	SUNGLASS HUT IBERIA S.L.	BOGOTA'	COP	15,924,033,000.00	100.00	100.00
OPTICAS GMO ECUADOR SA	OPTICAS GMO PERU SAC	Guayaquil	USD	11,500,000.00	0.00	100.00
	SUNGLASS HUT IBERIA S.L.	Guayaquil	USD	11,500,000.00	100.00	100.00
OPTICAS GMO PERU SAC	SUNGLASS HUT IBERIA S.L.	LIMA	PEN	34,631,139.00	100.00	100.00
	OPTICAS GMO ECUADOR SA	LIMA	PEN	34,631,139.00	0.00	100.00
OPTIKA HOLDINGS LIMITED	LUXOTTICA RETAIL UK LTD	ST ALBANS-HERTFORDSHIRE	GBP	2.00	100.00	100.00
OPTIKA LIMITED	LUXOTTICA RETAIL UK LTD	ST ALBANS-HERTFORDSHIRE	GBP	2.00	100.00	100.00
OPTOMEYES HOLDINGS PTY LTD(**)	LUXOTTICA RETAIL AUSTRALIA PTY LTD	Hobart	AUD	2,823.00	29.01	29.01
OY LUXOTTICA FINLAND AB	LUXOTTICA GROUP SPA	ESPOO	EUR	170,000.00	100.00	100.00
PROTECTOR SAFETY INDUSTRIES PTY LTD	OPSM GROUP PTY LIMITED	MACQUARIE PARK-NSW	AUD	2,486,250.00	100.00	100.00

Company	Shareholder	Registered address	Share capital in local currency	Share Capital	Direct % of ownership	Group % of ownership

RAY BAN SUN OPTICS INDIA LIMITED	LUXOTTICA HOLLAND BV	BHIWADI	RUP	228,372,710.00	0.00	100.00
	SUNGLASS HUT TRADING LLC	BHIWADI	RUP	228,372,710.00	0.00	100.00
	LUXOTTICA US HOLDINGS CORP	BHIWADI	RUP	228,372,710.00	100.00	100.00
	LUXOTTICA SUN CORPORATION	BHIWADI	RUP	228,372,710.00	0.00	100.00
	ARNETTE OPTIC ILLUSIONS INC	BHIWADI	RUP	228,372,710.00	0.00	100.00
	LUXOTTICA TRADING AND FINANCE LIMITED	BHIWADI	RUP	228,372,710.00	0.00	100.00
	THE UNITED STATES SHOE CORPORATION	BHIWADI	RUP	228,372,710.00	0.00	100.00
RAYBAN AIR	LUXOTTICA GROUP SPA	AGORDO	EUR	13,317,242.62	67.63	100.00
	LUXOTTICA SRL	AGORDO	EUR	13,317,242.62	32.37	100.00
RAYS HOUSTON	SUNGLASS HUT TRADING LLC	MASON-OHIO	USD	1.00	51.00	51.00
SALMOIRAGHI & VIGANO' SPA(**)	LUXOTTICA GROUP SPA	MILAN	EUR	11,919,861.00	36.33	36.33
SGH BRASIL COMERCIO DE OCULOS LTDA	LUXOTTICA GROUP SPA	SAN PAOLO	BRL	61,720,000.00	99.99	100.00
	LUXOTTICA TRADING AND FINANCE LIMITED	SAN PAOLO	BRL	61,720,000.00	0.01	100.00
SGH OPTICS MALAYSIA SDN BHD	LUXOTTICA RETAIL AUSTRALIA PTY LTD	KUALA LAMPUR	MYR	3,000,002.00	100.00	100.00
SPV ZETA OPTICAL COMMERCIAL AND TRADING (SHANGHAI) CO LTD	LUXOTTICA (CHINA) INVESTMENT CO LTD	SHANGHAI	USD	137,734,713.00	100.00	100.00
SPV ZETA Optical Trading (Beijing) Co Ltd	LUXOTTICA (CHINA) INVESTMENT CO LTD	BEIJING	CNR	549,231,000.00	100.00	100.00
SUNGLASS DIRECT GERMANY GMBH	LUXOTTICA GROUP SPA	GRASBRUNN	EUR	200,000.00	100.00	100.00
SUNGLASS DIRECT ITALY SRL	LUXOTTICA GROUP SPA	MILAN	EUR	200,000.00	100.00	100.00
SUNGLASS FRAMES SERVICE SA DE CV	SUNGLASS HUT DE MEXICO SAPI DE CV	MEXICO CITY	MXN	2,350,000.00	99.98	100.00
	LUXOTTICA GROUP SPA	MEXICO CITY	MXN	2,350,000.00	0.02	100.00
SUNGLASS HUT (South East Asia) PTE LTD	LUXOTTICA HOLLAND BV	SINGAPORE	SGD	10,100,000.00	100.00	100.00
SUNGLASS HUT AIRPORTS SOUTH AFRICA (PTY) LTD *	SUNGLASS HUT RETAIL SOUTH AFRICA (PTY) LTD	CAPE TOWN-OBSERVATORY	ZAR	1,000.00	45.00	45.00
SUNGLASS HUT AUSTRALIA PTY LIMITED	OPSM GROUP PTY LIMITED	MACQUARIE PARK-NSW	AUD	46,251,012.00	100.00	100.00
SUNGLASS HUT DE MEXICO SAPI DE CV	LUXOTTICA GROUP SPA	MEXICO CITY	MXN	315,770.00	72.52	72.52
	LUXOTTICA TRADING AND FINANCE LIMITED	MEXICO CITY	MXN	315,770.00	0.00	72.52
SUNGLASS HUT HONG KONG LIMITED	OPSM GROUP PTY LIMITED	HONG KONG-HONG KONG	HKD	115,000,002.00	0.00	100.00
	PROTECTOR SAFETY INDUSTRIES PTY LTD	HONG KONG-HONG KONG	HKD	115,000,002.00	100.00	100.00

Company	Shareholder	Registered address	Share capital in local currency	Share Capital	Direct % of ownership	Group % of ownership

SUNGLASS HUT IBERIA S.L.	LUXOTTICA GROUP SPA	BARCELONA	EUR	8,147,795.20	100.00	100.00
SUNGLASS HUT IRELAND LIMITED	LUXOTTICA RETAIL UK LTD	DUBLIN	EUR	250.00	100.00	100.00
SUNGLASS HUT NETHERLANDS BV	LUXOTTICA GROUP SPA	AMSTERDAM	EUR	18,151.20	100.00	100.00
SUNGLASS HUT OF FLORIDA INC	LUXOTTICA US HOLDINGS CORP	WESTON-FLORIDA	USD	10.00	100.00	100.00
SUNGLASS HUT PORTUGAL S.A.	SUNGLASS HUT IBERIA S.L.	LISBON	EUR	3,043,129.00	52.08	100.00
	LUXOTTICA GROUP SPA	LISBON	EUR	3,043,129.00	47.92	100.00
SUNGLASS HUT RETAIL NAMIBIA (PTY) LTD	SUNGLASS HUT RETAIL SOUTH AFRICA (PTY) LTD	WINDHOEK	NAD	100.00	100.00	100.00
SUNGLASS HUT RETAIL SOUTH AFRICA (PTY) LTD	LUXOTTICA SOUTH AFRICA PTY LTD	CAPE TOWN-OBSERVATORY	ZAR	900.00	100.00	100.00
SUNGLASS HUT TRADING LLC	LUXOTTICA US HOLDINGS CORP	DOVER-DELAWARE	USD	1.00	100.00	100.00
SUNGLASS HUT TURKEY GOZLUK TICARET ANONIM SIRKETI	LUXOTTICA TRADING AND FINANCE LIMITED	CIGLI-IZMIR	LTL	13,000,000.00	100.00	100.00
SUNGLASS TIME (EUROPE) LIMITED	LUXOTTICA RETAIL UK LTD	ST ALBANS-HERTFORDSHIRE	GBP	10,000.00	100.00	100.00
SUNGLASS WORLD HOLDINGS PTY LIMITED	SUNGLASS HUT AUSTRALIA PTY LIMITED	MACQUARIE PARK-NSW	AUD	13,309,475.00	100.00	100.00
THE OPTICAL SHOP OF ASPEN INC	OAKLEY INC	IRVINE-CALIFORNIA	USD	1.00	100.00	100.00
THE UNITED STATES SHOE CORPORATION	LUXOTTICA USA LLC	DOVER-DELAWARE	USD	1.00	100.00	100.00
WAS BE RETAIL PTY LTD	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	110.00	100.00	100.00

(*)
Control through Shareholders' Agreement

(**)
Consolidated using the equity method

Attachment 3

Certification of the consolidated financial statements pursuant to Article 154-bis of Legislative Decree 58/98.

1.
The undersigned Andrea Guerra and Enrico Cavatorta, as chief executive officer and chief financial officer of Luxottica Group S.p.A, having also taken into account the provisions of Article 154-bis, paragraphs 3 and 4, of Legislative Decree no. 58 of 24 February 1998, hereby certify:

•
the adequacy in relation to the characteristics of the Company and

•
the effective implementation of the administrative and accounting procedures for the preparation of the condensed consolidated financial statements during the period ending on June 30, 2014.

2.
The assessment of the adequacy of the administrative and accounting procedures for the preparation of the condensed consolidated financial statements as of June 30, 2014 was based on a process developed by Luxottica Group S.p.A in accordance with the model of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission which is a framework generally accepted internationally.

3.
It is also certified that:

          3.1   the condensed consolidated financial statements as of June 30, 2014:

            a)    have been prepared in accordance with International Accounting Standards recognized in the European Union under EC Regulation no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, in particular with IAS 34, Interim Financial Reporting, and the provisions which implement Art. 9 of Legislative Decree no. 38/205 issued in implementation of Article 9 of Legislative Decree no. 38/205;

            b)    are consistent with the entries in the accounting books and records;

            c)     are suitable for providing a truthful and accurate representation of the financial and economic situation of the issuer as well as of the companies included within the scope of consolidation.

          3.2   The management report on of the condensed consolidated financial statements includes a reliable analysis of operating trends and results for the period as well as the condition of the issuer and of the companies included within the scope of consolidation. The management report also includes a description of the primary risks and uncertainties to which the Group is exposed.

Milan, July 25, 2014

Andrea Guerra
(Chief Executive Officer)

Enrico Cavatorta
(Manager charged with preparing the Company's financial reports)

Luxottica Headquarters and Registered Office•Via C. Cantù, 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS
GMBH
GRASBRUNN - GERMANY

 LUXOTTICA FRANCE SAS
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SA
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA OPTICS LTD
TEL AVIV - ISRAEL

 LUXOTTICA POLAND SP ZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE
OPTICA SA
LISBON - PORTUGAL

 LUXOTTICA (SWITZERLAND) AG
ZURICH - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE KFT
BUDAPEST - HUNGARY

 LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 LUXOTTICA RETAIL UK LIMITED
ST. ALBANS - HERTFORDSHIRE (UK)

 OAKLEY ICON LIMITED
DUBLIN - IRELAND

 ALAIN MIKLI INTERNATIONAL SAS
PARIS - FRANCE

LUXOTTICA TRADING AND
FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA U.K. LTD
ST. ALBANS - HERTFORDSHIRE (UK)

 LUXOTTICA
VERTRIEBSGESELLSCHAFT MBH
WIEN - AUSTRIA

 LUXOTTICA U.S. HOLDINGS
CORP.
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA USA LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA CANADA INC.
ONTARIO (CANADA)

 LUXOTTICA NORTH AMERICA
DISTRIBUTION LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL NORTH
AMERICA INC.
MASON - OHIO (USA)

 SUNGLASS HUT TRADING, LLC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL CANADA INC.
ONTARIO (CANADA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

 OPTICAS GMO CHILE SA
SANTIAGO - CHILE

 LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA
SÃO PAULO - BRAZIL

 LUXOTTICA AUSTRALIA PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 OPSM GROUP PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI (UNITED ARAB EMIRATES)

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
CAPE TOWN - OBSERVATORY (SOUTH AFRICA)

 RAYBAN SUN OPTICS INDIA LTD
GURGAON - HARYANA (INDIA)

 SPV ZETA OPTICAL COMMERCIAL AND
TRADING (SHANGHAI) CO., LTD
SHANGHAI - CHINA

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO LTD
DONG GUAN CITY, GUANGDONG - CHINA

 GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

 SPV ZETA OPTICAL TRADING (BEIJING) CO.
LTD
BEIJING - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

 LUXOTTICA SOUTH PACIFIC
HOLDINGS PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA (CHINA)
INVESTMENT CO. LTD.
SHANGHAI - CHINA

 LUXOTTICA WHOLESALE (THAILAND) LTD
BANGKOK - THAILAND

www.luxottica.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.P.A.

Date: August 1, 2014	By: /s/ Enrico Cavatorta ENRICO CAVATORTA CHIEF FINANCIAL OFFICER